    As filed with the Securities and Exchange Commission on October 10, 1997
                                                     Registration No.: 333-19357
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                         POST-EFFECTIVE AMENDMENT NO. 1
                                       ON
                                    FORM S-2
                                       TO
                             REGISTRATION STATEMENT
                                     Under
                           THE SECURITIES ACT OF 1933

                             THOUSAND TRAILS, INC.
                Co-Registrants are listed on the following page.
             (Exact name of Registrant as specified in its charter)

DELAWARE                            709                          75-2138671
(State or other         (Primary Standard Industrial          (I.R.S. Employer
jurisdiction of         Classification Code Number)          Identification No.)
incorporation or
organization)

                          2711 LBJ Freeway, Suite 200
                              Dallas, Texas  75234
                                 (972) 243-2228
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                            WALTER B. JACCARD, ESQ.
                 Vice President, General Counsel and Secretary
                             Thousand Trails, Inc.
                          2711 LBJ Freeway, Suite 200
                              Dallas, Texas  75234
                                 (972) 243-2228
           (Name, address including zip code, and telephone number,
                  including area code, of agent for service)

                                    COPY TO:
                         IRWIN F. SENTILLES, III, ESQ.
                          Gibson, Dunn & Crutcher LLP
                          1717 Main Street, Suite 5400
                              Dallas, Texas  75201
                                 (214) 698-3100

 APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box: [X]

If the Registrant elects to deliver its annual report to security holders, or a complete and legal facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box: [_]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [_]

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
================================================================================

The following direct and indirect wholly-owned subsidiaries of the Company have guaranteed the Senior Subordinated Pay-In-Kind Notes Due 2003 and are co-registrants under the Registration Statement on Form S-2:

                                           State or Other
                                            Jurisdiction
   Exact Name of Co-Registrant           of Incorporation     I.R.S. Employer
   as Specified in its Charter            or Organization    Identification No.
----------------------------------       ------------------  ------------------

Beech Mountain Lakes Corporation            Pennsylvania         64-0689696
Carolina Landing Corporation               South Carolina        64-0671029
Carriage Manor Corporation                 North Carolina        64-0652128
Cherokee Landing Corporation                 Tennessee           64-0671030
Chief Creek Corporation                      Tennessee           64-0660462
Coast Financial Services, Inc.                Delaware           75-2696468
Dixie Resort Corporation                    Mississippi          64-0443811
Foxwood Corporation                        South Carolina        64-0605153
GL Land Development, Inc.                     Oklahoma           73-1000541
Lake Royale Corporation                    North Carolina        64-0605706
Lake Tansi Village, Inc.                      Delaware           62-0793983
LML Resort Corporation                        Alabama            64-0706403
Natchez Trace Wilderness Preserve
 Corporation                                 Tennessee           64-0661551
National American Corporation                  Nevada            64-0511406
Quail Hollow Plantation Corporation          Tennessee           64-0717686
Quail Hollow Village, Inc.                  Pennsylvania         58-1660073
Recreation Land Corporation                 Pennsylvania         64-0832808
Recreation Properties, Inc.                 Mississippi          64-0685108
Resort Land Corporation                       Arkansas           64-0507641
Resort Parks International, Inc.              Georgia            64-0605155
Tansi Resort, Inc.                           Tennessee           62-0754675
The Kinston Corporation                    South Carolina        64-0650944
The Villas of Hickory Hills, Inc.           Mississippi          64-0660461
Thousand Trails (Canada) Inc.             British Columbia       105274252RC
TT Offshore, Ltd.                             Virginia           75-2556366
UST Wilderness Management Corporation          Nevada            88-0291374
Western Fun Corporation                        Texas             64-0507825
Westwind Manor Corporation                     Texas             64-0706404
Wolf Run Manor Corporation                  Pennsylvania         64-0654099

The transfer of the Subsidiary Guarantees incident to the transfer of the PIK Notes has also been registered under the Registration Statement.

                     CROSS REFERENCE SHEET SHOWING LOCATION
                               IN THE PROSPECTUS
             OF INFORMATION REQUIRED BY ITEMS OF PART I OF FORM S-2

                       Item                                        LOCATION IN PROSPECTUS
--------------------------------------------------  ----------------------------------------------------
1.  Forepart of Registration Statement and          Facing Page of Registration Statement; Outside
    Outside Front Cover Page of Prospectus          Front Cover Page of Prospectus
2.  Inside Front and Outside Back Cover Pages of    Available Information; Additional Information;
    Prospectus                                      Reports to Security Holders; Table of Contents
3.  Summary Information, Risk Factors and Ratio     Prospectus Summary; The Company; Risk Factors;
    of Earnings to Fixed Charges                    Consolidated Ratio of Earnings to Fixed Charges
4.  Use of Proceeds                                 Use of Proceeds
5.  Determination of Offering Price                 *
6.  Dilution                                        *
7.  Selling Security Holders                        Selling Security Holders
8.  Plan of Distribution                            Plan of Distribution
9.  Description of Securities to be Registered      Description of PIK Notes
10. Interests of Named Experts and Counsel          *
11. Information With Respect to the Registrant      Prospectus Summary; Risk Factors; The Company;
                                                    Business; Incorporation of Certain Information by
                                                    Reference.
12. Incorporation of Certain Information by         Incorporation of Certain Information by Reference.
    Reference
13. Disclosure of Commission Position on            *
    Indemnification for Securities Act Liabilities

-----------------
*Not applicable or answer thereto is negative.

PROSPECTUS

                             THOUSAND TRAILS, INC.
                Co-Registrants are listed on inside cover page.

                  $26,524,745 SENIOR SUBORDINATED PAY-IN-KIND
                                 NOTES DUE 2003

   The selling security holders (the "Selling Security Holders") may offer from time to time Senior Subordinated Pay-In-Kind Notes Due 2003 (the "PIK Notes") of Thousand Trails, Inc. (the "Company") in the principal amount of up to $26,524,745 plus additional PIK Notes that may be from time to time received under the pay-in-kind feature of the PIK Notes. The PIK Notes were issued in a private placement in July 1996 as part of a restructuring (the "Restructuring") of the Company's 12% Secured Notes due 1998 (the "Secured Notes"). Offers and sales of PIK Notes may be made directly to other purchasers, through agents or otherwise, in negotiated or market transactions. The prices, terms and conditions of any sale will be determined at the time of sale by the seller or as a result of negotiations between or on behalf of the buyer and the seller. Expenses of any such sale will be borne by the parties to the sale as they may agree. See "Selling Security Holders" and "Plan of Distribution." The Company will not receive any of the proceeds from any sales of PIK Notes by the Selling Security Holders.

   Cash interest at the rate of 5 1/2% per annum on the PIK Notes for the period ending January 15, 1998 has been prepaid. Interest at the rate of 12% per annum on the PIK Notes is payable on January 15 and July 15 of each year. All interest will be payable in cash or additional PIK Notes, at the Company's option, through July 15, 2000 and in cash thereafter. The Company's Loan and Security Agreement, dated as of July 10, 1996, as amended (the "Loan Agreement"), prohibits the payment of interest on the PIK Notes in cash while the indebtedness under the Loan Agreement is outstanding. The PIK Notes mature on July 15, 2003 and are redeemable at any time at the election of the Company, in whole or in part, at 100% of the principal amount thereof plus accrued interest thereon. The Company's obligations under the PIK Notes are unconditionally guaranteed, jointly and severally, by all subsidiaries of the Company (other than an immaterial utility subsidiary). The PIK Notes and the guarantee (the "Subsidiary Guarantee") are subordinated to the indebtedness under the Loan Agreement and rank pari passu with all other existing and future unsecured indebtedness of the Company and its subsidiaries and certain refundings thereof, and senior to any subordinated indebtedness of the Company and its subsidiaries. The indenture for the PIK Notes (the "Indenture") permits the Company and its subsidiaries to incur the indebtedness under the Loan Agreement and certain additional secured indebtedness. At June 30, 1997, the Company and its subsidiaries had $14.7 million of such secured indebtedness, consisting principally of indebtedness under the Loan Agreement. The PIK Notes and the Subsidiary Guarantee are currently unsecured. Upon repayment in full of the indebtedness under the Loan Agreement, the PIK Notes and the Subsidiary Guarantee will be secured by the same assets as then secure the indebtedness under the Loan Agreement, other than cash and cash equivalents and other assets required to secure any refinancing or replacement of a portion of such indebtedness for working capital purposes. The indebtedness under the Loan Agreement is presently secured by substantially all of the assets of the Company and its subsidiaries other than certain excluded assets. In the event of a Change of Control (as defined), each holder of PIK Notes will have the right, at such holder's option, subject to the terms and conditions of the Indenture, to require the Company to repurchase such holder's PIK Notes at a cash price equal to 101% of the principal amount thereof, plus accrued interest to the purchase date.

   Prior to the date of this Prospectus, there has been no active public market for the PIK Notes, and there can be no assurance that a trading market will develop.

  SEE "RISK FACTORS," BEGINNING AT PAGE 4, FOR A DISCUSSION OF CERTAIN FACTORS THAT PROSPECTIVE PURCHASERS SHOULD CONSIDER IN EVALUATING A PURCHASE OF THE
                           SECURITIES OFFERED HEREBY.

THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE
                            MERITS OF THIS OFFERING.

                ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

                         ______________________________

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                The date of this Prospectus is October 10, 1997.

                                     (ii)

                                 CO-REGISTRANTS

          The following direct and indirect wholly-owned subsidiaries of the Company are Subsidiary Guarantors and therefore co-registrants under the Registration Statement on Form S-2 of which this Prospectus is a part (herein, together with all amendments, exhibits and schedules thereto, the "Registration Statement"): Beech Mountain Lakes Corporation, a Pennsylvania corporation; Carolina Landing Corporation, a South Carolina corporation; Carriage Manor Corporation, a North Carolina corporation; Cherokee Landing Corporation, a Tennessee corporation; Chief Creek Corporation, a Tennessee corporation; Coast Financial Services, Inc., a Delaware corporation; Dixie Resort Corporation, a Mississippi corporation; Foxwood Corporation, a South Carolina corporation; GL Land Development, Inc., an Oklahoma corporation; Lake Royale Corporation, a North Carolina corporation; Lake Tansi Village, Inc., a Delaware corporation; LML Resort Corporation, an Alabama corporation; Natchez Trace Wilderness Preserve Corporation, a Tennessee corporation; National American Corporation, a Nevada corporation; Quail Hollow Plantation Corporation, a Tennessee corporation; Quail Hollow Village, Inc., a Pennsylvania corporation; Recreation Land Corporation, a Pennsylvania corporation; Recreation Properties, Inc., a Mississippi corporation; Resort Land Corporation, an Arkansas corporation; Resort Parks International, Inc., a Georgia corporation; Tansi Resort, Inc., a Tennessee corporation; The Kinston Corporation, a South Carolina corporation; The Villas of Hickory Hills, Inc., a Mississippi corporation; Thousand Trails (Canada) Inc., a British Columbia corporation; TT Offshore, Ltd., a Virginia corporation; UST Wilderness Management Corporation, a Nevada corporation; Western Fun Corporation, a Texas corporation; Westwind Manor Corporation, a Texas corporation; and Wolf Run Manor Corporation, a Pennsylvania corporation. The transfer of the Subsidiary Guarantee incident to the transfer of the PIK Notes has also been registered under the Registration Statement.

                                     (iii)

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

          The Company has enclosed with this Prospectus its Annual Report on Form 10-K for the fiscal year ended June 30, 1997 and its Proxy Statement for the 1997 Annual Meeting of the Company filed on October 3, 1997 (collectively, with such report, the "Annual Report"), which are incorporated herein by reference.

                             AVAILABLE INFORMATION

          The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy and information statements and other information with the Securities and Exchange Commission (the "Commission"). The public may inspect and copy (at prescribed rates) the Registration Statement as well as such reports, proxy and information statements and other information that the Company has filed with the Commission at the public reference facilities that the Commission maintains at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the Commission's regional offices located at Room 3190, Northwest Atrium Center, 500 West Madison Street, Chicago, Illinois 60661 and 7 World Trade Center, 13th Floor, New York, New York 10048. In addition, the public may obtain such reports, proxy and information statements and other information concerning the Company from the Public Reference Section of the Commission, Washington, D.C. 20549 at prescribed rates. The Commission also maintains a site accessible to the public by computer on the World Wide Web, at http://www.sec.gov, that contains reports, proxy and information statements and other information regarding the Company, which files electronically with the Commission.

                             ADDITIONAL INFORMATION

          The Company has filed the Registration Statement with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement. Statements made in this Prospectus as to the contents of any indenture, contract, agreement or other document referred to are not necessarily complete. With respect to each such indenture, contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to such exhibit for a more complete description thereof, and each such statement shall be deemed qualified in its entirety by such reference. The Registration Statement and the exhibits and schedules thereto may be inspected and copied (at prescribed rates) at the public reference facilities maintained by the Commission and without charge electronically at the Commission's World Wide Web site. See "Available Information" for the office and World Wide Web site addresses of the Commission.

                          REPORTS TO SECURITY HOLDERS

          Whether or not the Company is subject to the reporting requirements of
Section 13 or 15(d) of the Exchange Act, the Company is required to deliver to the Trustee under the Indenture within 15 days after it is or would have been required to file such with the Commission annual and quarterly financial statements substantially equivalent to financial statements that would have been included in reports filed with the Commission if the Company were subject to the requirements of Section 13 or 15(d) of the Exchange Act, together with a management's discussion and analysis of financial condition and results of operations that would be so required.

                                     (iv)

                               PROSPECTUS SUMMARY

          The following summary is qualified in its entirety by reference to the detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus or incorporated in this Prospectus by reference. Unless the context otherwise requires, the term "the Company" refers to Thousands Trails, Inc., a Delaware corporation, and its predecessors and subsidiaries. In this Prospectus, the Company makes certain statements as to its expected financial condition, results of operations, cash flows, and business strategies and plans for future periods. All of these statements are forward-looking statements based on the beliefs of management of the Company as well as assumptions made by the Company and are made pursuant to the safe harbor provisions of Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements are not historical and involve risks and uncertainties. The Company's actual financial condition, results of operations, cash flows, and business strategies and plans for future periods may differ materially due to certain risks, uncertainties and assumptions set forth under "Risk Factors" and described elsewhere in this Prospectus or incorporated in this Prospectus by reference.

                                  THE COMPANY

          The Company and its subsidiaries own and operate a system of 55 membership-based campgrounds located in 17 states and British Columbia, Canada, serving 120,000 members as of June 30, 1997. Through its subsidiaries, the Company also provides a reciprocal use program for members of approximately 380 recreational facilities and manages 48 public campgrounds for the US Forest Service.

          The Company entered the membership campground business on June 30, 1991, with the acquisition of 100% of the capital stock of National American Corporation (collectively with its subsidiaries, "NACO," unless the context otherwise requires) and 69% of the capital stock of Thousand Trails, Inc., a Washington corporation (collectively with its subsidiaries, "Trails," unless the context otherwise requires). The Company subsequently increased its ownership in Trails to 80% through a tender offer and acquired the remaining 20% of the stock of Trails in a merger. In July 1996, Trails was merged into the Company. Prior to the acquisitions of NACO and Trails, the Company purchased contracts receivable generated principally by NACO and Trails from the sale of campground memberships and resort interests on an installment basis. In November 1996, the Company, then known as USTrails Inc. ("USTrails"), reincorporated in the State of Delaware and changed its name to Thousand Trails, Inc.

                          THE SELLING SECURITY HOLDERS

          In connection with the Restructuring, the Company issued the PIK Notes and provided other consideration in exchange for certain Secured Notes in a transaction exempt from registration under the Securities Act. As part of the transaction, the Company agreed to file a shelf registration statement registering certain transfers of the PIK Notes. The Company has filed the Registration Statement in accordance with such agreement.

                                  THE OFFERING

Offering by
Selling Security Holders.. From time to time, the Selling Security Holders may offer up to $26,524,745 principal amount of PIK Notes, plus additional PIK Notes that may be from time to time received under the pay-in-kind feature of the PIK Notes.

Use of Proceeds........... The Company will not receive any of the proceeds from any sales of PIK Notes by the Selling Security
                           Holders.

                                 THE PIK NOTES

Aggregate Principal
Amount.................... $30,965,255 principal amount of the PIK Notes outstanding as of the date hereof, plus such additional notes as are issued from time to time under the pay-in-kind-feature of the PIK Notes.

Stated Maturity........... July 15, 2003.

Interest.................. 17 1/2% per annum through January 15, 1998 and 12%
                           per annum thereafter. Interest at 5 1/2% per annum through January 15, 1998 was prepaid in cash on the date of issuance of the PIK Notes. All remaining interest will be payable in cash or additional PIK Notes, at the Company's option, through July 15, 2000 and in cash thereafter. The Loan Agreement requires that interest (other than the prepaid interest) be paid only in kind while the indebtedness under the Loan Agreement is outstanding.

Interest Payment Dates.... January 15 and July 15 of each year.

Subsidiary Guarantee...... The Company's obligations under the PIK Notes are unconditionally guaranteed, jointly and severally, by all subsidiaries of the Company (other than an immaterial utility subsidiary), each of which is, directly or indirectly, a wholly-owned subsidiary of the Company, and all future wholly-owned subsidiaries.

Ranking................... The PIK Notes and the Subsidiary Guarantee are
                           subordinated to the indebtedness under the Loan Agreement and rank pari passu with all existing and future unsecured indebtedness of the Company and its subsidiaries and certain refundings thereof, and senior to any subordinated indebtedness of the Company and its subsidiaries. The Indenture permits the Company and its subsidiaries to incur the indebtedness under the Loan Agreement and certain additional secured indebtedness. At June 30, 1997, the Company and its subsidiaries had $14.7 million in principal amount of such secured indebtedness outstanding, consisting principally of indebtedness under the Loan Agreement.

Security.................. The PIK Notes and the Subsidiary Guarantee are
                           currently unsecured. Upon repayment in full of the indebtedness under the Loan Agreement, the PIK Notes and the Subsidiary Guarantee will be secured by the same assets as then secure the indebtedness under the Loan Agreement, other than cash and cash equivalents and other assets required to secure any refinancing or replacement of a portion of the indebtedness under the Loan Agreement for working capital purposes. The indebtedness under the Loan Agreement is presently secured by substantially all of the assets of the Company and its subsidiaries other than certain excluded assets. A refinancing or replacement of the indebtedness under the Loan Agreement for working capital purposes is limited to $10 million in principal amount.

Optional Redemption....... The PIK Notes are redeemable at the option of the
                           Company, in whole or in part, at any time, at 100% of the principal amount thereof, plus accrued and unpaid interest to the redemption date. The Company is not required to make any sinking fund payments on the PIK Notes.

Change of Control......... In the event of a Change of Control (as defined), each holder of PIK Notes will have the right, at such holder's option, subject to the terms and conditions of the Indenture, to require the Company to repurchase all or any part of such holder's PIK Notes at a cash price equal to 101% of the principal amount thereof, plus accrued and unpaid interest to the purchase date.

Certain Covenants......... The Indenture restricts, among other things, (i) the incurrence of additional indebtedness, (ii) the incurrence of liens, (iii) the payment of dividends and distributions, (iv) the making of loans and investments, (v) transactions with affiliates, (vi) agreements restricting the ability of certain of the Company's subsidiaries to pay dividends or make other distributions on their capital stock, (vii) the Company's ability to conduct other businesses, (viii) the sale or other disposition of assets, and (ix) certain mergers, consolidations and transfers of all or substantially all of the assets of the Company and its subsidiaries.

                                  RISK FACTORS

          See "Risk Factors" for a discussion of certain factors that prospective purchasers should consider in evaluating a purchase of the securities offered hereby.

                                  RISK FACTORS

          Prospective purchasers should review the risk factors discussed below when considering whether to purchase the PIK Notes. These risk factors, however, may not be the only risks involved in connection with a purchase of such securities.

BUSINESS STRATEGY UNCERTAINTY

          The Company's current business strategy is to improve its campground operations and stabilize its campground membership base through increased sales and marketing efforts. The Company believes there is a viable market for campground memberships and that it has a significant opportunity to compete for campers interested in higher quality facilities and a higher level of service than is typically available at public campgrounds or competing private campgrounds. The Company also believes that its flexible membership products give it a competitive advantage because they offer consumers the ability to choose the type of membership most suitable to their needs.

          However, the Company's membership base has declined over the past five fiscal years. In response to this decline, the Company has downsized its business by closing and disposing of campgrounds and decreasing campground operating costs and general administrative expenses. The Company intends to continue to downsize its business while its membership base declines. In this regard, the Company will likely close and dispose of additional campgrounds and it will seek to decrease other expenses. At the same time, the Company intends to expand its sales and marketing efforts with a view to stopping the membership decline. The Company believes that the ultimate size of its campground system and the amounts realized from future asset sales will depend principally upon the degree to which the Company can successfully implement this strategy. Although the Company's membership sales revenues have increased, the level of sales in fiscal 1997 did not meet the Company's expectations. In addition, the Company's intention to keep the cash it expends on selling and marketing expenses within a close relation to the cash it receives from campground membership sales may limit its ability to increase sales in the future. Consequently, no assurance can be given that the Company will be successful in stopping its membership decline.

          If the Company is successful in increasing campground membership sales significantly, the increase could adversely affect future operating results.
The Company's selling and marketing efforts require significant expenditures, the majority of which must be expensed in the current period, while the related sales revenues are deferred and recognized on a straight-line basis over the expected life of the memberships sold. As a consequence, the Company's selling and marketing expenses exceed its membership campground sales revenues, and this disparity will likely increase to the extent the Company is able to grow campground membership sales.

          See Item 1. "Business," Item 6. "Selected Financial Data" and Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Annual Report incorporated herein by reference.

NET OPERATING LOSS CARRYFORWARDS

          Risk of Ownership Change. For federal income tax purposes, the Company has estimated net operating loss carryovers ("NOLs") available for its use of $47.9 million as of June 30, 1997. The NOLs can generally be used to offset taxable income earned by the Company (and thus reduce the Company's income tax liability) in subsequent years within a 15-year carryover period.
Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"), provides that when a corporation undergoes an "ownership change," the corporation's use of its NOLs is limited each year to an amount of losses determined by multiplying the fair market value of the corporation's stock immediately before the ownership change by the "long-term tax exempt rate." The Restructuring was structured to avoid an "ownership change" under Section 382 of the Code. However, the issuance of the Company's common stock (the "Common Stock") in the Restructuring resulted in a change in ownership for purposes of

Section 382 of approximately 42.5%, which is less than the 50% change required to cause an "ownership change." If the Company were to experience an "ownership change," the Company estimates that it would not be entitled to use any substantial amount of its available NOLs to reduce its taxable income. Such a limitation on the use of the Company's NOLs would materially reduce the Company's after-tax earnings as well as its ability to service its indebtedness.

          Transfer Restrictions. In order to reduce the risk of "ownership change" in the future, the transfer of the Common Stock has been restricted through the inclusion of transfer restrictions in the Company's certificate of incorporation (the "Transfer Restrictions"). However, notwithstanding the Transfer Restrictions, the Company may be unable to, or may elect not to, prevent every transaction that could cause an "ownership change." In addition, the Transfer Restrictions do not apply to the exercise of outstanding warrants or certain options to purchase Common Stock. Further, while the Company believes that the Transfer Restrictions are enforceable as to all of the Common Stock, there can be no assurance that a court would so determine. Moreover, while the Company believes that the remedial provisions in the Transfer Restrictions are generally sufficient, it is possible that the relevant tax authorities will take the position that the Transfer Restrictions do not provide adequate remedies for tax purposes with respect to every transaction that the Transfer Restrictions purport to prevent. Further, there can be no assurance a court would enforce every remedial provision set forth in the Transfer Restrictions if the binding nature of such provision were challenged.
Therefore, even with the Transfer Restrictions in place, it is possible that transactions could occur that would limit the Company's ability to utilize the NOLs. There can be no assurance that legislation will not be adopted that would limit the Company's ability to utilize the NOLs in future periods. However, the Company is not aware of any proposed legislation for changes in the tax laws that could impact the ability of the Company to utilize the NOLs.

          Use of NOLs. The extent of the actual future utilization of the NOLs is subject to inherent uncertainty inasmuch as the utilization depends on the amount of otherwise-taxable income against which the Company will be able to utilize the NOLs in future years. Accordingly, even though the Transfer Restrictions reduce the risk that an "ownership change" will occur that could limit the Company's ability to use the NOLs, there can be no assurance that the Company will have sufficient taxable income in future years to actually use the NOLs before they would otherwise expire.

          See Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Annual Report incorporated herein by reference.

SIGNIFICANT LEVERAGE

          The Company remains significantly leveraged. As of June 30, 1997, the Company had outstanding indebtedness of approximately $44.1 million. In addition, as a result of their pay-in-kind feature, the PIK Notes will increase at the rate of 12% per annum, compounded semi-annually, at least until the indebtedness under the Loan Agreement is repaid. Subject to the restrictions of the Loan Agreement and the Indenture, the Company may incur additional indebtedness from time to time. This leverage increases the risk inherent in the Company's business strategy and may limit the Company's ability to respond to variances from the results sought, as well as changing business and economic conditions. Required payments of principal and interest are expected to be financed from operating cash flow, collections of contracts receivables and proceeds from the disposition of non-core assets. The Company's ability to generate such cash is subject to many factors, including stabilizing the Company's membership base and the amount of asset sales to be effected as the Company downsizes. See "Capitalization" and Item 6. "Selected Financial Data" and Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Annual Report incorporated herein by reference.

MEMBERS RIGHTS

          The Company believes that the success of its business strategy will necessarily be tied to continued operation of a downsized campground system. Some states, including California, Oregon and Washington, where 29 of the Company's campgrounds are located, have nondisturbance statutes that limit the ability of an owner to sell or close, or a lienholder to foreclose a lien on, a campground. In certain states, these statutes permit sale, closure or foreclosure if the holders of related memberships receive access to a comparable campground. Moreover, the campground mortgages that could secure the PIK Notes will contain similar nondisturbance provisions. Certain of these limitations purport to survive any rejection of member contracts in a bankruptcy, and the United States Bankruptcy Code may provide additional protections of member rights. As a consequence, although the Company may be able to sell or close some of its campgrounds as it has done in the past, a sale or closure of significant numbers of campgrounds in addition to those currently contemplated will likely be limited by state law or the membership contracts themselves, and foreclosure of the campground liens in significant numbers will also likely be limited. See Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Annual Report incorporated herein by reference and "Description of PIK Notes - Events of Defaults and Remedies - Remedies with Respect to Collateral."

SUBORDINATION; PROVISION OF FUTURE COLLATERAL

          The payment of principal, premium (if any) and interest on, and any other amounts owing in respect of, the PIK Notes is subordinated in right of payment to the indebtedness under the Loan Agreement. In the event of the bankruptcy, liquidation, dissolution, reorganization or other winding up of the Company, the assets of the Company will be available to pay obligations on the PIK Notes only after the indebtedness under the Loan Agreement has been paid in full, and there may not be sufficient assets remaining to pay amounts due on the PIK Notes. In addition, under certain circumstances, the Company may not pay principal, premium (if any) or interest on, or any other amounts owing in respect of, the PIK Notes or purchase, redeem or otherwise retire the PIK Notes if a payment or nonpayment default exists with respect to the indebtedness under the Loan Agreement. See "Description of PIK Notes - Ranking."

          The Loan Agreement requires that the PIK Notes remain unsecured while the indebtedness under the Loan Agreement remains outstanding. If the indebtedness under the Loan Agreement remains outstanding for longer than contemplated by the Loan Agreement, the provision of collateral for the PIK Notes may be delayed materially and possibly indefinitely. Moreover, the Indenture permits the Company to refinance or replace up to $10 million in principal amount of the indebtedness under the Loan Agreement with a working capital facility. Any assets required to secure such facility will not be available to secure the PIK Notes, will likely be material and could represent substantially all of the assets of the Company and its subsidiaries. See "Description of PIK Notes - Security."

CERTAIN FRAUDULENT CONVEYANCE, PREFERENCE AND BANKRUPTCY CONSIDERATIONS

          Under applicable provisions of federal bankruptcy law or comparable provisions of state fraudulent transfer law, if any subsidiary of the Company that guarantees the PIK Notes (a)(i) is insolvent or rendered insolvent by reason of the issuance of its guarantee or any liens securing the guarantee or
(ii) is engaged in a business or transaction or is about to engage in a business or transaction for which the assets of such subsidiary constitute an unreasonably small capital or (iii) intends to incur, or believes that it would incur, debts beyond its ability to pay such debts as they mature and (b) such subsidiary receives less than reasonably equivalent value or fair consideration for its guarantee or such lien, the guarantee, and any liens securing such guarantee, could be avoided. If any guarantee or lien were avoided, the holders of the PIK Notes could lose the benefit of the guarantee and any collateral therefor, and the holders of the PIK Notes could also be required to return to such subsidiary or its estate the amount of any payment or foreclosure proceeds received. In addition, if the guarantee of any subsidiary of the Company were to be set aside, indebtedness permitted to be incurred by such subsidiary pursuant to the Indenture could become, effectively, senior to the PIK Notes with respect to such subsidiary, with the assets of such subsidiary being available for the payment of the PIK Notes only after they are applied to the payment of such indebtedness.

          In the event that a bankruptcy is commenced by or against the Company or any of its subsidiaries within 90 days after the Company or such subsidiary makes a payment on or provides collateral to secure the PIK Notes or a person becomes a guarantor, some or all of the payments received, or collateral provided, during such 90-day period may be avoidable as a preference under the United States Bankruptcy Code. Such 90-day period could be extended to one year in certain cases. Neither the Company nor any of its subsidiaries will provide collateral for the PIK Notes until the indebtedness under the Loan Agreement has been repaid. In addition, the Indenture provides that subsidiaries formed or acquired after the issuance of the PIK Notes will be required to guarantee the PIK Notes and the stock and assets of such guarantors must be pledged as security for such guarantees. Such pledges and guarantees may be avoidable as a preference if a bankruptcy case concerning the Company or such subsidiaries, as applicable, were to be commenced within the applicable statutory period. Any payment made, or collateral received, which is avoided as a preference would be required to be returned to the bankruptcy estate of the Company or such subsidiaries. See "Description of PIK Notes - Subsidiary Guarantee" and "-Security."

POSSIBLE MANDATORY REPURCHASE OFFER

          The Company will be required to offer to repurchase the PIK Notes and the holders of the PIK Notes will have the right to require the Company to repurchase all or any part of such holder's PIK Notes upon the occurrence of a Change of Control (as defined in the Indenture). The Company's ability to purchase the PIK Notes following a Change of Control will be limited by the Company's financial resources and short-term financial obligations at the time of the proposed purchase. See "Description of PIK Notes - Change of Control Repurchase Offer."

UNSECURED NOTES; LIMITATIONS OF ANY FUTURE SECURITY

          Scope of Collateral. The PIK Notes and the Subsidiary Guarantee are currently unsecured obligations of the Company and its subsidiaries. Upon repayment in full of the indebtedness under the Loan Agreement, the PIK Notes and the Subsidiary Guarantee will be secured by the same assets as then secure the indebtedness under the Loan Agreement, other than cash or cash equivalents and other assets required to secure any refinancing or replacement of up to $10 million principal amount of the indebtedness under the Loan Agreement for working capital purposes. The indebtedness under the Loan Agreement is presently secured by substantially all of the assets of the Company and its subsidiaries other than (i) leasehold interests and other leased assets, (ii) certain vehicles, trailers and other equipment; (iii) equipment subject to financing and any newly acquired or leased assets financed with permitted indebtedness and (iv) any assets subject to agreements, permits, licenses or the like that cannot be subjected to a lien under the collateral documents without the consent of third parties, which consent has not been obtained. Certain of these assets are material to the continued operations of the campgrounds of the Company and its subsidiaries. However, pursuant to the covenant described below under "Description of PIK Notes - Certain Covenants - Limitation on Liens," neither the Company nor any of its subsidiaries will be permitted to incur liens on such excluded assets except to the limited extent described therein.

          No assurance can be given that the value of the collateral, when provided, will equal or exceed the principal amount of the PIK Notes or that any proceeds that may be realized upon any foreclosure of the liens on any such collateral would be sufficient to pay unpaid principal and interest on the PIK Notes. See "Description of PIK Notes - Security," "-Certain Covenants
- Limitations on Liens" and "-Certain Covenants - Limitation on Incurrence of Additional Indebtedness and Disqualified Capital Stock."

          Foreclosure Limitations. The ability to foreclose on any collateral securing the PIK Notes will be subject to members rights under state law and certain member contracts, procedural and other restrictions under state real estate and commercial law, federal and state securities laws and other laws affecting the rights of creditors generally in the jurisdictions applicable to the collateral. See "Description of PIK Notes - Events of Default and Remedies - Remedies with Respect to Collateral."

          Bankruptcy Limitations. The ability to take possession and dispose of any collateral directly or indirectly securing the PIK Notes upon acceleration is also likely to be significantly impaired or delayed by applicable bankruptcy laws if a bankruptcy case were to be commenced by or against the Company or the subsidiary owning the collateral. Under applicable bankruptcy laws, the Trustee and the holders of PIK Notes would be prohibited from taking possession or disposing of the collateral absent bankruptcy court approval. Moreover, the Company or subsidiary would be permitted to retain and use the collateral as long as the Trustee and the holders are being provided "adequate protection" in the form of periodic cash payments or substitute liens or in some other form approved by the court in its discretion.

While this requirement is generally intended to protect the value of the security, it cannot be predicted what form of "adequate protection" might be approved by the court in the particular case. The court has broad discretionary powers in all these matters, including the valuation of the collateral. In addition, since the collateral generally does not include cash and cash equivalents derived from operations, the holders of the PIK Notes would not have any consent rights with respect to the use of those funds by the Company or subsidiary during the pendency of the proceedings. In view of these considerations, it is not possible to predict for how long payments on the PIK Notes would be delayed following the filing of a bankruptcy case, whether or when the Trustee could take possession of or sell the collateral or to what extent the holders of the PIK Notes would be compensated for any delay in payment or loss of value of the collateral.

MARKET CONDITIONS

          The PIK Notes are not actively traded, and an active public market for the PIK Notes is not likely to develop. The Company does not intend to list the PIK Notes on any national securities exchange. To the Company's knowledge, no broker intends to make a market in the PIK Notes.

          State and local securities laws may prohibit the trading of the PIK Notes in certain jurisdictions. As a consequence, the investment in the PIK Notes may be illiquid for an indefinite period. If a market for the PIK Notes does develop, the PIK Notes could trade at a substantial discount from their face amount and liquidity may be limited. If such a market does not develop, holders may be unable to resell the PIK Notes for an extended period of time, if at all.

CONCENTRATION OF OWNERSHIP

          As of September 30, 1997, Mr. Andrew Boas, a director of the Company, beneficially owned $11,539,640 in principal amount of PIK Notes (representing approximately 37.3% in principal amount of PIK Notes) and an aggregate of 46.5% of the outstanding Common Stock. As a result, Mr. Boas will be in a position to significantly influence the outcome of certain actions by the holders of the PIK Notes. As a holder of Common Stock, the interests of Mr. Boas may not be wholly aligned with the interests of other holders of PIK Notes. See "Description of PIK Notes - Requirements for Certain Actions," "Security Ownership" in the Annual Report incorporated herein by reference and "Selling Security Holders."

                                  THE COMPANY

          The Company and its subsidiaries own and operate a system of 55 membership-based campgrounds located in 17Estates and British Columbia, Canada, serving 120,000 members as of June 30, 1997. Through its subsidiaries, the Company also provides a reciprocal use program for members of approximately 380 recreational facilities and manages 48 public campgrounds for the US Forest Service. The Company's principal executive office is located at 2711 Lyndon B. Johnson Freeway, Suite 200, Dallas, Texas 75234, and its telephone number is
(972) 243-2228.

          The Company entered the membership campground business on June 30, 1991, with the acquisition of 100% of the capital stock of NACO and 69% of the capital stock of Trails. The Company subsequently increased its ownership in Trails to 100% through a tender offer and merger and, on July 16, 1996, Trails was merged into the Company. Prior to acquiring NACO and Trails, the Company purchased contracts receivable generated principally by them from the sale of campground memberships and resort interests on the installment basis. In November 1996, the Company, then known as USTrails, reincorporated in the State of Delaware and changed its name to Thousand Trails, Inc.

1996 SECURED NOTE RESTRUCTURING

          On July 17, 1996, the Company consummated the Restructuring whereby all of the $101,458,000 principal amount of Secured Notes outstanding were retired. In the Restructuring, the Company purchased $10,070,000 in aggregate principal amount of Secured Notes pursuant to a tender offer for $780 per $1,000 principal amount, and exchanged $81,790,000 in aggregate principal amount of

Secured Notes pursuant to a private exchange offer for, in each case per $1,000 in principal amount: $400 in cash, $492 in principal amount of PIK Notes and 45 shares of Common Stock. The remaining $9,598,000 in aggregate principal amount of Secured Notes were redeemed at 100% of principal amount, plus accrued interest. In connection with the Restructuring, the Company entered into the Loan Agreement under which Foothill Capital Corporation ("Foothill"). A total of $32.0 million was drawn under the Loan Agreement at closing of the Restructuring.

1997 PIK NOTE REPURCHASE

          On June 25, 1997, the Company repurchased $13.4 million principal amount of PIK Notes at a cost of $12.6 million, including accrued interest. The Company made these repurchases at an average price of $897 per $1,000 of principal amount in a Dutch auction available to all holders of PIK Notes. At September 30, 1997, a total of $31 million principal amount of PIK Notes was outstanding.

CURRENT BUSINESS STRATEGY

          The Company's current business strategy is to improve its campground operations and stabilize its campground membership base through increased sales and marketing efforts. The Company believes that there is a viable market for campground memberships and that it has a significant opportunity to compete for campers interested in higher quality facilities and a higher level of service than is typically available at public campgrounds or competing private campgrounds. The Company also believes that its flexible membership products give it a competitive advantage because they offer consumers the ability to choose the type of membership most suitable to their needs.

          However, the Company's membership base has declined over the past five fiscal years. In response to this decline, the Company has downsized its business by closing and disposing of campgrounds and decreasing campground operating costs and general and administrative expenses. The Company intends to continue to downsize its business while its membership base declines. In this regard, the Company will likely close and dispose of additional campgrounds and it will seek to decrease other expenses. At the same time, the Company intends to expand its sales and marketing efforts with a view to stopping the membership decline. The Company believes that the ultimate size of its campground system and the amounts realized from future asset sales will depend principally upon the degree to which the Company can successfully implement this strategy.

                CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

          For purposes of computing the following ratios of earnings to fixed charges, earnings represent income (loss) from continuing operations before fixed charges and taxes, and fixed charges represent interest on indebtedness, amortization of debt discount and one-third of rental expense relating to operating leases, which management believes is representative of the interest factor. The following table demonstrates the Company's historic operating coverage and deficiencies as reflected in the consolidated ratios of earnings to fixed charges.

                                                             Year ended June 30,
                                      ----------------------------------------------------------------
                                        1997       1996           1995           1994           1993
                                      ----------------------------------------------------------------
                                              (Restated)(1)  (Restated)(1)  (Restated)(1)  (Restated)(1)
Earnings to Fixed Charges Ratio       1.94:1     1.06:1                (2)            (2)            (2)
Dollar Amount of Deficiency  (in         N/A        N/A          ($11,573)       ($4,992)       ($7,854)
 thousands)

________________

(1) The ratios of earnings to fixed charges for fiscal years 1993 through 1996 have been restated to reflect the change in accounting method retroactively applied by the Company in fiscal 1997 (see Note 1 to the consolidated financial statements included in Item 8 of the Annual Report incorporated herein by reference).
(2) As a result of losses incurred, the Company was unable to fully cover fixed charges for the fiscal years 1993 through 1995.

                                USE OF PROCEEDS

          The Company will not receive any proceeds from sales by the Selling Security Holders of the PIK Notes.

                                 CAPITALIZATION

          The following table sets forth the unaudited consolidated capitalization of the Company as of June 30, 1997 (in thousands). Investors should read this table in conjunction with the Company's consolidated financial statements and the notes thereto incorporated by reference herein.

                                                           June 30, 1997
                                                           -------------

Borrowings under Loan Agreement                             $   14,097
PIK Notes, including deferred gain of $.2 million               29,393(1)
Notes and Mortgages Payable, Due June 2009                         604
                                                            ----------
   Total Debt                                               $   44,094
                                                            ==========

Preferred stock, $.01 par value, 1,500,000 shares
 authorized, none issued and outstanding                           ---
Common Stock, $.01 par value, 15,000,000 shares
 authorized, 7,383,276 shares issued and outstanding        $       74
Additional paid-in capital                                      20,502
Accumulated deficit subsequent to December 31, 1991,
date of emergence from bankruptcy                              (42,613)
Cumulative currency translation adjustment                        (131)
                                                            ----------
   Total Stockholders' Deficit                              $  (22,168)
                                                            ==========

_______________
(1) The Restructuring was accounted for as a Troubled Debt Restructuring whereby the PIK Notes were recorded at the carrying value of the Secured Notes, and no gain or loss was recorded on the transaction. As a result, $40.2 million principal amount of PIK Notes issued in the Restructuring was recorded with a deferred gain of $303,000. This deferred gain is being amortized as a reduction of interest expense using the effective interest method over the term of the PIK Notes.



                                    BUSINESS

GENERAL

          The Company and its subsidiaries own and operate a system of 55 membership-based campgrounds located in 17 states and British Columbia, Canada, serving 120,000 members as of June 30, 1997. Through its subsidiaries, the Company also provides a reciprocal use program for members of approximately 380 recreational facilities and manages 48 public campgrounds for the US Forest Service.

CURRENT BUSINESS STRATEGY

          The Company's current business strategy is to improve its campground operations and stabilize its campground membership base through increased sales and marketing efforts. The Company believes there is a viable market for campground memberships and that it has a significant opportunity to compete for campers interested in higher quality facilities and a higher level of service than is typically available at public campgrounds or competing private campgrounds. The Company also believes that its flexible membership products give it a competitive advantage because they offer consumers the ability to choose the type of membership most suitable to their needs.

          However, the Company's membership base has declined over the past five fiscal years and, accordingly, the Company has downsized its business by closing and disposing of campgrounds and decreasing campground operating costs and general and administrative expenses. The Company intends to continue to downsize its business while its membership base declines. In this regard, the Company will likely close and dispose of additional campgrounds and it will seek to decrease other expenses. At the same time, the Company intends to expand its sales and marketing efforts with a view to stopping the membership decline. The Company believes that the ultimate size of its campground system and the amounts realized from future asset sales will depend principally upon the degree to which the Company can successfully implement this strategy.

RESTRUCTURING

          On July 17, 1996, the Company consummated a restructuring of its outstanding debt. This restructuring provided the Company with a new capital structure and decreased the Company's outstanding debt to a level the Company believes it can support under its downsized operations. See "The Company - 1996 Secured Note Restructuring" and "- 1997 PIK Note Repurchase."

CAMPGROUND OPERATIONS

          Campgrounds. The Company and its subsidiaries own and operate a network of 55 membership-based campgrounds located in 17 states and British Columbia, Canada. The Company owns and operates a network of 34 of these campgrounds under the Thousand Trails logo, and NACO owns and operates a network of 21 of these campgrounds under the NACO logo. The 55 campgrounds contain a total of approximately 10,200 acres and 18,400 campsites.

          Members using the campgrounds may bring their own recreational vehicles ("RVs"), tents or other sleeping equipment, or rent travel trailers or cabins located at the campgrounds or visit for the day. As of JuneE30, 1997, there were approximately 77,000 campground members in the Thousand Trails system and 43,000 campground members in the NACO system. However, approximately 35% of the NACO campground members and approximately 52% of the Thousand Trails campground members possess the right to use the campgrounds in both networks. The largest percentage of campground members reside in California (approximately 37%). Large numbers of campground members also reside in Florida, Oregon, Texas, and Washington.

          Memberships provide the member's family access to the Company's network of campgrounds, but do not convey a deeded interest in campgrounds with the exception of six campgrounds in which members have received deeded undivided interests in the campground. A member also does not possess the right to use a specific campsite, trailer, or cabin, or the right to control further development or operation of a campground.

          Depending upon member usage, the campgrounds are open year-round or on a seasonal basis. The campgrounds feature campsites with electrical, water, and in some cases, sewer connections for RVs, restroom and shower facilities, rental trailers or cabins, and other recreational amenities. At each campground, a manager and staff provide security, maintenance, and recreational programs that vary by location.

          The Company derives other campground revenue from renting trailers, cabins, and sports equipment to members, selling food and other items to members from convenience stores located at the campgrounds, and providing the members access to laundry facilities and game machines. The Company also charges members a fee for storing recreational vehicles and providing food service.

          Existing Membership. At June 30, 1997, the Company had 120,000 campground members. The majority of these members have been members for over 10 years. The Company's membership base has declined significantly over the past five fiscal years and, net of new sales, the membership base is presently declining at the rate of approximately 6% per year. The Company attributes this continuing decline principally to its aging membership base, of whom approximately 50% are senior citizens. In addition, the Company estimates that the memberships sold in recent fiscal years will have an expected life that is significantly shorter than the expected life of the memberships previously sold by the Company. To stop the continuing decline in its membership base, the Company must significantly increase its campground membership sales over current levels.

          Membership Sales. In April 1992, the Company suspended the sale of new campground memberships because its sales program was operating at a loss and with negative cash flow. In the fall of 1992, the Company began to assist campground members desiring to sell their memberships in the secondary market. During fiscal 1994, the Company determined that it should increase its sales and marketing efforts in order to replenish its declining campground membership base, and it began selling new campground memberships on a limited basis. In May 1995, the Company introduced new membership products, and significantly increased its sales and marketing efforts. In recent years, the Company has focused its membership sales efforts primarily on guests referred by existing members and customers referred by RV dealers and RV manufacturers, who management believes are more likely to purchase memberships.

          The Company's current membership products offer the consumer a choice of membership options ranging from the use of one campground to the entire system of campgrounds with prices ranging from $695 to $2,995. In addition, the membership products offer a choice of annual dues levels ranging from $329 for 30 nights of use to $1,095 for 365 nights of use. The member is charged a nightly fee for camping more days than are included in the dues option selected. During fiscal 1997 and 1996, the Company sold approximately 3,400 and 3,100 new memberships, respectively. The average sales price was $707 in fiscal 1997 and $779 in fiscal 1996, and the average annual dues level was $332 in fiscal 1997 and $306 in fiscal 1996. During the past two fiscal years, the Company offered financing for sales with prices of $895 or higher. The Company required a down payment of at least 25% of the sales price and would finance the balance over a period of up to 12 months. In August 1997, the Company began offering financing on certain memberships for periods of up to 36 months. The Company estimates that the memberships sold in recent fiscal years will have an expected life that is significantly shorter than the expected life of the memberships previously sold by the Company.

          The Company has the capacity to sell approximately 67,000 additional new campground memberships in the future, assuming the sale of ten memberships for each existing campsite. Further downsizing of the Company's business would reduce this capacity.

          Marketing. The Company's research indicates that camping is a popular and growing activity in the United States. Camping was the second largest participant sport/activity in the United States in 1995 with 23% of US households camping at least once a year. Sales of camping equipment total $1.5 billion annually in 1995 and 1996. In addition, although RV sales were flat in 1995 and 1996, a recent study by the University of Michigan Survey Research Center reported that RV sales revenues are expected to grow 4% annually for at least the next ten years. Moreover, the Company believes that the aging of the baby boomers should have a positive effect on sales of camping equipment and RVs, and lead to further growth in family camping. The Company's campgrounds are located in markets containing approximately 25% of all camping households in the United States.

          While most campers use national or state parks, the Company believes that it has a significant opportunity to compete for campers interested in higher quality facilities and a higher level of service than is typically available at public campgrounds or competing private campgrounds. Based on the Company's research, approximately 35% of campers are "amenity" campers, whose needs match the benefits provided by the Company's campgrounds, such as pools, lodges, sport courts, and recreational activities. The Company believes the needs of amenity campers are not being met by underfunded national and state campgrounds. In addition, the Company believes that it can differentiate its campgrounds and services from other campgrounds by emphasizing the quality of its facilities and the benefits and services available at its campgrounds.

          Dues. Campground members pay annual dues ranging from $100 to $1,095. The annual dues collected from campground members constitute general revenue of the Company. The Company uses the dues to fund its operating expenses, including corporate expenses and the maintenance and operation of the campgrounds. However, the membership agreements do not require the Company to use the dues for any specific purpose.

          The average annual dues paid by the Company's campground members were $344 for the year ended June 30, 1997, $335 for the year ended June 30, 1996, and $329 for the year ended June 30, 1995. The increases resulted primarily from the annual increase in dues implemented by the Company each year in accordance with the terms of the membership agreements. In addition, the Company's new members generally pay annual dues at a higher level than the older members retiring from the system.

          The membership agreements generally permit the Company to increase annually the amount of each member's dues by either (i) the percentage increase in the consumer price index ("CPI") or (ii) the greater of 10% or the percentage increase in the CPI. The Company, however, may not increase the dues on existing contracts of senior citizens and disabled members who notify the Company of their age or disability and request that their dues be frozen. At the present time, approximately 35% of the members have requested that their dues be frozen because of their age or disability. The Company estimates that approximately 50% of the campground members are senior citizens eligible to request that their dues be frozen. The Company is unable to estimate when or if a significant number of these members will request that their dues be frozen in the future.

          Maintenance and Improvements. The Company's campgrounds require annual capital and maintenance expenditures, which have been deferred, in part, as a result of general cost-cutting measures. During fiscal 1997, the Company spent $4.6 million on major maintenance, repairs, and improvements at the campgrounds and anticipates that it will spend an additional $4.3 million on similar costs in fiscal 1998.

          Resort Parks International. NACO members and holders of dual-system memberships, which permit the member to use the campgrounds in both the NACO and Thousand Trails systems, may join Resort Parks International, Inc. ("RPI"), a wholly owned subsidiary of the Company. The RPI program offers members reciprocal use of approximately 380 participating recreational facilities. Members of these participating facilities pay a fee to RPI that entitles them to use any of the participating facilities, subject to the limitation that they cannot use an RPI facility located within 125 miles of their home facility. As of June 30, 1997, there were approximately 89,000 RPI members, of which approximately 67,000 were members of campgrounds that are not affiliated with the Company.

          Campground Management. During fiscal 1994, UST Wilderness Management Corporation, a wholly owned subsidiary of the Company ("Wilderness Management"), began to manage public campgrounds for the US Forest Service. As of June 30, 1997, Wilderness Management had entered into management contracts covering 48 campgrounds containing a total of approximately 1,700 campsites. Pursuant to these contracts, the Company incurs the expenses of operating the campgrounds and receives the related revenues, net of a fee paid to the US Forest Service. These management contracts typically have terms ranging from one to five years.

RESORT OPERATIONS

          Over the past several years, NACO has been selling the assets it owns at eight resorts located in seven states. NACO currently owns and operates the resort amenities at one of these locations. NACO's other interest in the resorts presently consists of approximately 580 residential lots and other miscellaneous real estate that NACO intends to sell over the next several years.

ASSET SALES

          During fiscal 1997, 1996 and 1995, the Company sold certain of its real estate assets and received proceeds of $4.7 million, $7.2 million, and $1.1 million, respectively. During this three year period, the Company sold the timeshare operations at the resorts, the country club and golf operations at certain resorts, and various other properties at the resorts. In addition, the Company sold or otherwise disposed of several campgrounds and sold excess acreage associated with certain campgrounds. Subsequent to year-end, the Company sold additional campgrounds for which it received proceeds of $4.5 million. Over the next several years, the Company intends to dispose of its remaining assets at the resorts, any campgrounds that are closed as the Company downsizes, and other undeveloped, excess acreage associated with the campgrounds. The sale of campgrounds requires addressing the rights of members associated with such campgrounds. The impact of these rights is uncertain and could adversely affect the availability or timing of sale opportunities or the ability of the Company to realize recoveries from asset sales. In addition, although the Company has successfully sold assets during the past three years, no assurance exists that the Company will be able to locate a buyer for any of the remaining assets or that sales on acceptable terms can be effected.

          Under the Loan Agreement, all proceeds from asset sales must be paid to Foothill and applied to reduce outstanding borrowings under the Loan Agreement.

CONTRACTS RECEIVABLE

          Prior to April 1992, the Company sold substantially all of its campground memberships and resort interests on the installment basis, creating a portfolio of contracts receivable. This portfolio has declined significantly over the past five fiscal years as the Company has collected the outstanding contracts receivable. Since April 1992, the Company has sold only a limited number of campground memberships and resort interests on an installment basis and, as a result, the portfolio of contracts receivable will continue to decline.

          Interest accrues on the unpaid balance of the contracts receivable at fixed rates, which vary depending upon the size of the down payment and the length of the contract. The contracts receivable bear interest at rates ranging from 9.5% to 16.0%, with an approximate weighted average stated interest rate of 13.0% as of June 30, 1997. Monthly installment payments range from $41 to $170 over the term of the contracts receivable, which can be up to ten years. The terms of most newer contracts receivable, however, have averaged two years or less. At June 30, 1997, approximately 96% of the campground members and purchasers of resort interests had paid for their membership or resort interest in full, and the remaining outstanding contracts receivable had an average remaining term of approximately two years.

          As of June 30, 1997, the Company owned contracts receivable with an aggregate principal balance of $12.4 million, consisting of $7.9 million of contracts receivable associated with the Thousand Trails campgrounds, $3.3 million of contracts receivable associated with the NACO campgrounds, $1.1 million of contracts receivable associated with the resorts, and $113,000 of contracts receivable associated with SoPac Resort Properties, Inc., a former affiliate. See Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Annual Report incorporated herein by reference.

          Under the Loan Agreement, all collections on the contracts receivable, including principal, interest, and fees, must be paid to Foothill and applied to reduce outstanding borrowings under the Loan Agreement.

                            SELLING SECURITY HOLDERS

          The following table sets forth certain information regarding the Selling Security Holders' ownership, by class, of the PIK Notes as of September 30, 1997. Each of the Selling Security Holders has registered and may sell up to the entire amount of PIK Notes that such Selling Security Holder holds as set forth opposite each Selling Security Holder's name below. The Selling Security Holders may also sell additional PIK Notes that may be issued from time to time pursuant to the pay-in-kind feature of the PIK Notes. It is not currently possible to predict the amount of PIK Notes, if any, which will be sold or the price, terms or conditions of their sale. See "Plan of Distribution." Pursuant to the Registration Rights Agreement, the Company has agreed to register the resale of all "Restricted PIK Notes" (as defined in the

Registration Rights Agreement) in accordance with the terms and conditions of such agreement. Therefore, the information set forth below and elsewhere in this Prospectus may be amended from time to time in accordance with applicable law and regulations, to include additional PIK Notes.

                                                                                                               PIK Notes after
            SELLING SECURITY HOLDERS                                 PIK NOTES                                   Offering**
-------------------------------------------------   ------------------------------------------------------     ---------------
                                                    Principal Amount(1)                Percentage of Class
                                                    -------------------                -------------------
Jerry Abeles                                                $    10,103                         *                      0
The Beker Foundation                                            200,935                         *                      0
Andrew M. Boas(2)                                                84,191                         *                      0
Marjorie M. Boas                                                107,764                         *                      0
The Canyon Value Realization Fund (Cayman), Ltd.                 69,502                         *                      0
Carl Marks Strategic Investments, L.P.(2)                     5,372,486                      17.4%                     0
Carl Marks Strategic Investments II, L.P.(2)                  4,942,462                      16.0%                     0
Mark L. Claster                                                 207,670                         *                      0
GRS Partners II                                                  17,109                         *                      0
Hallie Boas Trust(2)                                             10,103                         *                      0
The Institute for Aegean Pre-History                             81,945                         *                      0
Linda B. Katz                                                    33,676                         *                      0
The Malcolm H. Wiener Foundation                                144,808                         *                      0
Edwin S. Marks                                                  394,012                       1.3%                     0
Linda B. Marks                                                   33,676                         *                      0
Millburn MCo Partners, L.P.                                     253,694                         *                      0
The Millburn Profit Sharing and Savings Trust                    16,838                         *                      0
Bernard Nash                                                     23,573                         *                      0
Phyllis Nash                                                      4,490                         *                      0
Post Balanced Fund                                            3,225,057                      10.4%                     0
Post Total Return Fund                                          336,762                       1.1%                     0
Prospect Street High Income Portfolio Inc.                      295,842                         *                      0
Mira Rabin                                                       17,835                         *                      0
Rebecca Boas Trust(2)                                             7,858                         *                      0
SC Fundamental Value Fund BVI Ltd.                            2,282,711                       7.4%                     0
SC Fundamental Value Fund, L.P.                               5,695,961                      18.4%                     0
Third Avenue Value Fund, Inc.                                 1,004,026                       3.2%                     0
Uranus Fund, Ltd.(2)                                          1,122,540                       3.6%                     0
The Value Realization Fund, L.P.                                 86,943                         *                      0
James Q. Whitman                                                 14,191                         *                      0
Martin J. Whitman                                               408,147                       1.3%                     0
Thomas I. Whitman                                                17,835                         *                      0
                                                            -----------                      ----
TOTAL                                                       $26,524,745                      85.7%                     0
                                                            ===========                      ====

__________
*   Less than 1%
**  Assumes that all securities offered hereby are sold.
(1) The Selling Security Holders may also sell additional PIK Notes that may be issued from time to time pursuant to the pay-in-kind feature of the PIK Notes.
(2) Andrew M. Boas, a director of the Company, is a general partner of Carl Marks Management Co., L.P., which is the general partner of Carl Marks Strategic Investments, L.P. and Carl Marks Strategic Investments II, L.P. In addition, Mr. Boas is an executive officer of an investment management company which exercises investment discretion with respect to the PIK Notes held by Uranus Fund, L.P. Mr. Boas is also a co-trustee of the Hallie Boas Trust and the Rebecca Boas Trust.

                              PLAN OF DISTRIBUTION

          The Selling Security Holders may offer and sell the PIK Notes from time to time acting as principals for their own accounts, through agents or otherwise, in negotiated or market transactions. The prices, terms and conditions of any sale will be determined at the time of sale by the seller or as a result of negotiations between or on behalf of the buyer and the seller. The sales of the PIK Notes may be effected during such time as the Registration Statement is effective. The sales may occur in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at other negotiated prices. Moreover, the Selling Security Holders may make negotiated sales at any time if such sales are exempt from the registration requirements of the Securities Act pursuant to Rule 144 promulgated thereunder.

          Under a registration rights agreement, the Company is obligated to maintain the Registration Statement until the earlier of July 16, 1999 or the date when all of the PIK Notes have been transferred or otherwise cease to be registerable securities thereunder. Although the Company is obligated to pay all costs of the registration of these securities, any other expenses of any sale will be borne by the parties to the sale as they may agree, including any distributors' or brokers' commissions. Currently, no underwritten public offering is contemplated.

          The Company has called to the Selling Security Holders' attention certain restrictions under the federal securities laws applicable to sales registered under the Registration Statement, including the requirements of Regulation M under the Exchange Act. In such connection, the Selling Security Holders have entered into agreements with the Company requiring that they will not violate any federal or state securities laws in connection with the distribution or transfer of the Company's securities. The Selling Security Holders have each agreed to indemnify the Company for certain information supplied in connection with the Registration Statement. The Company similarly agreed to indemnify the Selling Security Holders for certain other information contained in the Registration Statement.

                            DESCRIPTION OF PIK NOTES

          The PIK Notes were issued pursuant to an Indenture dated as of July 17, 1996 (as supplemented, the "Indenture"), among the Company, the Guarantors and Fleet National Bank, as Trustee. The Indenture was supplemented on November 20,1996, to evidence the assumption of the Indenture, the PIK Notes and the other Note Documents by the Company, as successor by merger to its predecessor corporation. The terms of the PIK Notes include those stated in the Indenture and those made a part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act").

          Set forth below is a summary of certain provisions of the PIK Notes. The following summary of certain provisions of the PIK Notes and the Indenture does not purport to be complete and is qualified in its entirety by reference to the PIK Notes and the Indenture, which have been included as exhibits to the Registration Statement. These are available for inspection at the corporate trust office of the Trustee and as described under "Additional Information."

          Certain defined terms used in the following description have the meanings set forth in this description under "Certain Definitions" below. References to the Company in this section of the Prospectus do not include the Company's subsidiaries.

PRINCIPAL, MATURITY AND INTEREST

          The PIK Notes are limited to an aggregate principal amount of $40,218,000 (as reduced for retirements thereof), excluding the Secondary Notes (as defined below), and mature July 15, 2003. Interest on the PIK Notes accrues at the rate of 17 1/2% per annum through and including January 15, 1998, and at the rate of 12% per annum thereafter. Interest at 5 1/2% per annum for the period through and including January 15, 1998 was prepaid to the initial holders of the PIK Notes at the time of issuance. All remaining interest will be payable semi-annually on January 15 and July 15 of each year to holders of record on the immediately preceding January 1 and July 1, in cash or additional PIK Notes (the "Secondary Notes"), at the Company's option, through July 15, 2000 and in cash thereafter. However, the Indenture requires that interest payments on or prior to July 15, 2000 be paid only in Secondary Notes so long as the Senior Indebtedness is outstanding. The interest rate is subject to increase under certain circumstances if the Company is not in compliance with certain obligations under the Registration Rights Agreement. Interest on the PIK Notes will accrue from the most recent date to which interest has been paid (or, in the case of Secondary Notes, from the relevant interest payment date). Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

          The PIK Notes are payable both as to principal and interest at the office or agency of the Company maintained for such purpose or, if the Company and the holder agree, payment of interest may be made by check or through certificates mailed to a holder of the PIK Notes at its respective address set forth in the register of holders of the PIK Notes. The PIK Notes have been issued in registered form, without coupons, and in denominations of $1,000 and integral multiples thereof, except that Secondary Notes (or PIK Notes issued upon transfer thereof) have been and may hereafter be issued in denominations of other than $1,000.

SUBSIDIARY GUARANTEE

          The Company's obligations under the PIK Notes and the other Note Documents are unconditionally guaranteed, jointly and severally, pursuant to the Subsidiary Guarantee by all existing Subsidiaries of the Company (other than an immaterial utility subsidiary), each of which is Wholly Owned, and all future Wholly Owned Subsidiaries of the Company. The Subsidiary Guarantee is limited in amount to an amount not to exceed the maximum amount that can be guaranteed by each Guarantor without rendering the Subsidiary Guarantee, as it relates to such Guarantor, voidable under the United States Bankruptcy Code relating to fraudulent conveyances or fraudulent transfers or similar state laws.

          So long as an Event of Default has not occurred and the PIK Notes have not been accelerated, the PIK Note Indenture and the Subsidiary Guarantee provides that Guarantors may be released from their obligations under the Subsidiary Guarantee without obtaining any consent or release from the Trustee when they are disposed of in compliance with the requirements of the Senior Subordinated PIK Note Indenture.

RANKING

          The indebtedness represented by the PIK Notes is subordinated in right of payment, as set forth in the Indenture, to the payment in full of the Senior Indebtedness. The payment of the obligations of the Guarantors under the Subsidiary Guarantee is also subordinated in right of payment, as set forth in the Subsidiary Guarantee, to the payment in full of the Senior Indebtedness.
The outstanding principal amount of the Senior Indebtedness was $14.7 million as of June 30, 1997.

          Only the Senior Indebtedness ranks senior to the PIK Notes or the Subsidiary Guarantee in accordance with the provisions of the PIK Note Indenture and the Subsidiary Guarantee. The PIK Notes and the Subsidiary Guarantee in all respects rank pari passu with all other Indebtedness of the Company and the Subsidiaries, other than Subordinated Indebtedness, and rank senior to any Subordinated Indebtedness permitted by the Indenture. However, the Indenture permits a limited amount of Permitted Purchase Money Indebtedness, Capitalized Lease Obligations and certain secured Indebtedness existing on the Issue Date, as well as the Working Capital Replacement Facility that may refinance or replace up to $10 million of the Senior Indebtedness for working capital purposes. The Indenture provides that neither the Company nor a Subsidiary will incur, directly or indirectly, any Indebtedness, other than the indebtedness permitted above, which is subordinate or junior in ranking in any respect to the Senior Indebtedness unless such Indebtedness is expressly subordinated in right of payment to the PIK Notes.

          The Company may not pay principal of, premium (if any) or interest (other than interest payable in kind) on, the PIK Notes or make any deposit pursuant to the provisions described under "Defeasance" below and may not otherwise purchase or retire any PIK Notes (collectively, "pay the PIK Notes"), and no Guarantor may pay any amount on the Subsidiary Guarantee, if (i) any of the Senior Indebtedness is not paid when due or (ii) any other default on the Senior Indebtedness occurs and the maturity of the Senior Indebtedness is accelerated in accordance with its terms unless, in either case, the default has been cured or waived and any such acceleration has been rescinded or the Senior Indebtedness has been paid in full; provided, that the Company may pay the PIK Notes without regard to the foregoing if the Company and the Trustee receive written notice approving such payment from the Representative of the

Senior Indebtedness with respect to which either of the events in clause (i) or
(ii) of this sentence has occurred and is continuing. During the continuance of any default (other than a default described in clause (i) or (ii) of the second preceding sentence) with respect to the Senior Indebtedness pursuant to which the maturity thereof may be accelerated immediately without further notice (except such notice as may be required to effect such acceleration) or the expiration of any applicable grace periods, neither the Company nor any Guarantor may pay the PIK Notes (other than interest payable in kind) or pay any amount on the Subsidiary Guarantee, as the case may be, for a period (a "Payment Blockage Period") commencing upon the receipt by the Trustee (with a copy to the Company) of written notice (a "Blockage Notice") of such default from the Representative of the Senior Indebtedness specifying an election to effect a Payment Blockage Period and ending 179 days thereafter (or earlier if such Payment Blockage Period is terminated (i) by written notice to the Trustee and the Company from such Representative; (ii) because the default giving rise to such Blockage Notice is no longer continuing or (iii) because the Senior Indebtedness has been repaid in full). Notwithstanding the provisions described in the immediately preceding sentence, unless the lenders under the Senior Indebtedness or the Representative of such lenders has accelerated the maturity of the Senior Indebtedness, the Company and the Guarantors may resume payments on the PIK Notes or on the Subsidiary Guarantee, as the case may be, after the end of such Payment Blockage Period. Not more than one Blockage Notice may be given in any consecutive 360-day period, irrespective of the number of defaults with respect to the Senior Indebtedness during such period. In no event may the total number of days during which any Payment Blockage Period is in effect exceed 179 days in the aggregate during any 360 consecutive day period.

          Upon any payment or distribution of the assets of the Company or any Guarantor, upon a total or partial liquidation or dissolution or reorganization of or similar proceeding relating to the Company or any Guarantor, or any of their respective property, the lenders under the Senior Indebtedness will be entitled to receive payment in full of the Senior Indebtedness before the holders of the PIK Notes are entitled to receive any payment and until the Senior Indebtedness is paid in full in cash, any payment or distribution to which holders of PIK Notes would be entitled but for the subordination provisions of the Indenture and the Subsidiary Guarantee will be made to the lenders under the Senior Indebtedness. If a distribution is made to holders of PIK Notes that due to the subordination provisions should not have been made to them, such holders will be required to hold it in trust for the lenders under the Senior Indebtedness and pay it over to them as their interests may appear.

          If payment of the PIK Notes is accelerated because of an Event of Default, the Company or the Trustee shall promptly notify the lenders under the Senior Indebtedness or the Representative of such lenders of the acceleration. The Company may not pay the PIK Notes until five Business Days after such lenders or the Representative of the Senior Indebtedness receives notice of such acceleration and, thereafter, may pay the PIK Notes only if the subordination provisions of the Indenture otherwise permit payment at that time.

          By reason of such subordination provisions contained in the Indenture and the Subsidiary Guarantee, in the event of insolvency, creditors of the Company or the Guarantors who are lenders under the Senior Indebtedness may recover more, ratably, than the holders of PIK Notes, and creditors of the Company who are not lenders under the Senior Indebtedness or holders of the PIK Notes may recover less, ratably, than lenders under the Senior Indebtedness and may recover more, ratably, than the holders of PIK Notes.

SECURITY

          Generally. The PIK Notes and the Subsidiary Guarantee are currently unsecured obligations of the Company and the Guarantors. Upon repayment in full of the Senior Indebtedness, the PIK Notes and the Subsidiary Guarantee will be secured by the same assets as then secure the Senior Indebtedness, other than cash and other Cash Equivalents and other assets required to secure any Working Capital Replacement Facility. Currently, the Loan Agreement is secured by substantially all of the assets of the Company and the Subsidiaries other than
(i) certain leasehold interests and other leased assets, (ii) certain vehicles, trailers and other equipment; (iii) equipment subject to financing and any newly acquired or leased assets financed with Permitted Indebtedness and (iv) any agreements, permits, licenses or the like that cannot be subjected to a Lien without the consent of third parties, which consent has not been obtained.

          Subject to the continuing collateral requirements of any Working Capital Replacement Facility, the assets available to secure the PIK Notes and the Subsidiary Guaranty after repayment of the Senior Indebtedness, include, as of the date hereof, the following: (i) the capital stock of the Company's subsidiaries, including NACO and its subsidiaries, RPI, and Wilderness Management, (ii) campgrounds and common amenities at one resort owned by a Subsidiary, together with related improvements, certain equipment, and certain other tangible personal property located there to the extent existing mortgages do not prohibit such Liens, (iii) other real estate that the Subsidiaries own and are in the process of selling, (iv) the contracts receivable that the Company and the Subsidiaries own and (v) all indebtedness owed to the Company by its Subsidiaries, together with any related Liens.

          Disposition of Collateral. So long as an Event of Default has not occurred and the PIK Notes have not been accelerated, the Indenture provides that the Company and the Subsidiaries may dispose of their properties free from the Liens of the Collateral Documents without obtaining any consent or release from the Trustee; provided that the Company complies with the requirements of the Indenture and any applicable appraisal and other requirements of the Trust Indenture Act.

OPTIONAL REDEMPTION

          The PIK Notes are redeemable at the option of the Company, in whole or in part, at any time upon not less than 30 nor more than 60 days' notice to each holder of PIK Notes, at the redemption price of 100% of principal amount, plus accrued interest to the redemption date. The Company is not required to make sinking fund payments with respect to the PIK Notes.

          If less than all of the PIK Notes are to be redeemed, the particular PIK Notes or portions thereof to be redeemed shall be determined on a pro rata basis, by lot or by such other method determined by the Trustee to be fair and appropriate subject to compliance with the requirements of any securities exchange or trading system on which the PIK Notes are then listed or approved for trading. Notice of redemption shall be given to each holder of PIK Notes to be redeemed not less than 30 nor more than 60 days prior to the Redemption Date.

CHANGE OF CONTROL REPURCHASE OFFER

          In the event that a Change of Control (as defined below) has occurred, each holder of PIK Notes has the right, at such holder's option, subject to the terms and conditions of the Indenture, to require the Company to repurchase all or any part of such holder's PIK Notes at a cash price equal to 101% of the principal amount thereof, plus accrued and unpaid interest to the purchase date. Within 30 days following a Change of Control, in the event the terms of the Senior Indebtedness prohibit the repurchase of PIK Notes after a Change of Control, the Company will be required to (i) notify the lenders under the Senior Indebtedness that a Change of Control has occurred and (ii) either (1) repay in full the Senior Indebtedness or offer to repay in full all such Indebtedness and repay the Indebtedness held by each lender who has accepted such offer or (2) obtain the requisite consent under the Senior Indebtedness to permit the repurchase of the PIK Notes.

          Within 15 Business Days after fulfilling such obligation, the Company is required to give written notice of a Change of Control to the Trustee. Within 15 days after the Trustee receives such notice, the Trustee is required to send a copy of such notice to each holder of PIK Notes.

          "Change of Control" means (i) the sale, lease or transfer of all or substantially all of the Company's assets to any "person" or "group" (as such terms are used for purposes of Sections 13(d) and 14(d) of the Exchange Act) other than the Existing Affiliates, (ii) the liquidation or dissolution of the Company, (iii) the time that the Company first determines or reasonably should have known that any "person" or "group" (as such terms are used for purposes of Sections 13(d) and 14(d) of the Exchange Act, whether or not applicable) other than the Existing Affiliates is or becomes the "beneficial owner" (as such term is used in Rules 13d-3 and 13d-5 under the Exchange Act, whether or not applicable, except that a "person" shall be deemed to have "beneficial ownership" of all shares that any such "person" has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of the total voting power in the aggregate of all classes of Capital Stock then outstanding of the Company normally entitled to vote in elections of directors or (iv) during any period of 12 consecutive months after the Issue Date, individuals who at the beginning of such period constituted the Board of Directors of the Company (together with any new directors whose election by such Board or whose nomination for election by the stockholders of the Company was approved by a vote of a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors of the Company then in office.

          Except as described above with respect to a Change of Control, the holders of the PIK Notes will not be able to require the Company to repurchase or redeem the PIK Notes in the event of a takeover, recapitalization or similar restructuring. The Change of Control purchase feature may in certain circumstances make more difficult or discourage a takeover of the Company, and thus the removal of incumbent management. The Company has no knowledge of any specific effort to accumulate the Company's stock or to obtain control of the Company by means of a merger, tender offer, solicitation or otherwise. Subject to the limitations discussed below, the Company could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could affect the Company's capital structure.

          A holder may exercise its rights with respect to such a repurchase offer by delivering to the Paying Agent, at the office of the Paying Agent, a written notice prior to the close of business on the third Business Day prior to the repurchase date set forth in the Company's offer. Any holder may withdraw such notice at any time prior to the close of business on the third Business Day prior to the repurchase date specified in the Company's offer by delivering a written notice of withdrawal to the Paying Agent. The delivery of the PIK Notes to be sold by the holder (together with any necessary endorsements) to the Paying Agent at the office of the Paying Agent will be a condition to the receipt by the holder of the purchase price therefor.

          The notice mailed by the Company in respect of a repurchase offer will contain all instructions and materials necessary to enable the holders of PIK Notes to tender their PIK Notes to the Company, and each such repurchase offer will be conducted in compliance with applicable federal and state securities laws.

          In the case of any repurchase offer where all of the PIK Notes are not being repurchased at any time, selection of the PIK Notes to be repurchased will be made by the Trustee from and among the outstanding PIK Notes in the same manner as described under "Optional Redemption" where PIK Notes are redeemed in part.

CERTAIN COVENANTS

          Limitation on Restricted Payments. The Indenture provides that the Company will not, and will not cause or permit any of its Subsidiaries to, make, directly or indirectly, any Restricted Payment; provided, however, that the foregoing does not prohibit:

     (a) the redemption, repurchase or other acquisition or retirement of Capital Stock from the substantially concurrent sale of Qualified Capital Stock or Capital Stock that is common stock; or

     (b) the defeasance, redemption, repurchase or other acquisition or retirement of Subordinated Indebtedness with the Net Proceeds received by the Company from the substantially concurrent sale of Qualified Capital Stock or Subordinated Indebtedness of the Company or in exchange for Qualified Capital Stock or Subordinated Indebtedness of the Company, which Subordinated Indebtedness (i)(A) is at least as subordinated in ranking to the PIK

         Notes as, (B) has an Average Life not shorter than, and (C) has no installment (contingent or otherwise) of principal or liquidation amount (including upon the happening of an event or the passage of time) due before any installment of principal of, the Subordinated Indebtedness being so defeased, redeemed, repurchased, acquired or retired and (ii) has a principal amount (or, if such Indebtedness is issued at less than its principal amount, has an original issue price, as determined in accordance with GAAP) not to exceed the sum of (A) the lesser of (x) the principal amount of such Subordinated Indebtedness being so defeased, redeemed, repurchased, acquired or retired in exchange therefor and (y) if such Subordinated Indebtedness being acquired was issued with an original issue discount, the accreted value thereof (as determined in accordance with GAAP) at the time of such transaction, plus (B) the out-of-pocket expenses incurred by the Company or Subsidiary in connection with the acquisition or retirement of such Subordinated Indebtedness or the sale of or its exchange for such Qualified Capital Stock or Subordinated Indebtedness, including without limitation any redemption, prepayment or similar premium paid with respect to such acquisition or retirement.

          Limitation on Dividend and Other Payment Restrictions Affecting Subsidiaries. The Indenture provides that neither the Company nor any of its Subsidiaries will, directly or indirectly, create, assume or suffer to exist any consensual encumbrance or restriction on the ability of any Subsidiary to pay dividends or make other distributions on the Capital Stock of such Subsidiary or pay any obligation to the Company or any of its Subsidiaries or otherwise transfer assets or make or pay loans or advances to the Company or any of its Subsidiaries, except (a) restrictions imposed by the PIK Notes, the Indenture and the Collateral Documents, (b) encumbrances and restrictions imposed by the Senior Indebtedness, (c) customary non-assignment provisions restricting subletting or assignment of any lease entered into in the ordinary course of business, consistent with industry practices, (d) rights of members and other customers arising in the ordinary cause of business from memberships, rights to use or related or similar interests in campgrounds, resorts or other facilities (whether arising from the holding of such memberships, rights to use or related or similar interests, by applicable law or otherwise), (e) restrictions under any agreement relating to any property, assets or business acquired by the Company or its Subsidiaries, which restrictions existed at the time of acquisition, were not put in place in anticipation of such acquisition and are not applicable to any Person, other than the Person acquired or to any property, assets or business other than the property, assets and business of the Person so acquired, (f) any such contractual encumbrance imposed by or in connection with the incurrence of any Permitted Purchase Money Indebtedness and Capitalized Lease Obligations permitted pursuant to clause (d) of the covenant "Limitation on Incurrence of Additional Indebtedness and Disqualified Capital Stock," provided such encumbrance does not have the effect of restricting (otherwise than upon foreclosure) the payment of dividends to the Company or any Guarantor or the payment of Indebtedness owed to the Company or any Guarantor or reducing the amount of any such dividends or payments, (g) any such contractual encumbrance or restriction in existence as of the Issue Date, (h) any restrictions with respect to Capital Stock or assets, respectively, of a Subsidiary imposed pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of such Subsidiary and (i) replacements of restrictions imposed pursuant to clauses (a) through (h) that are no more restrictive than those being replaced.

          Limitation on Incurrence of Additional Indebtedness and Disqualified Capital Stock. The Indenture provides that, except as set forth below, the Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, create, issue, assume, Guarantee, incur, or otherwise become directly or indirectly liable with respect to (including as a result of an acquisition, merger or consolidation), or otherwise become responsible for, contingently or otherwise (individually and collectively, to "incur," or, as appropriate, an "incurrence of"), any Indebtedness or any Disqualified Capital Stock from and after the Issue Date. The exceptions set forth below are not exclusive of one another.

     (a) The Company and the Subsidiaries may incur Existing Indebtedness.

     (b) The Company and the Subsidiaries may incur Indebtedness under the Note Documents.

     (c) The Company and the Subsidiaries may incur the Senior Indebtedness and any Working Capital Replacement Facility.

     (d) The Company and its Subsidiaries may incur (i) Permitted Purchase Money Indebtedness and Capitalized Lease Obligations not exceeding $9,000,000 in principal amount (excluding Existing Indebtedness and any Refinancing Indebtedness in respect thereof) at any time outstanding and (ii) unsecured Indebtedness not exceeding $500,000 in principal amount (excluding Existing Indebtedness and any Refinancing Indebtedness in respect thereof) at any time outstanding.

     (e) The Company may incur Subordinated Debt, provided that the Net Cash Proceeds thereof are used for the substantially concurrent redemption, repurchase or other acquisition or retirement of PIK Notes or the Senior Indebtedness.

     (f) The Company and the Subsidiaries may incur Refinancing Indebtedness with respect to any Indebtedness permitted by this covenant, other than clause (c) or (d) above.

     (g) The Company may incur Indebtedness (i) in respect of bankers' acceptances, letters of credit and performance bonds (to the extent that such incurrence does not result in the incurrence of any obligation for the payment of borrowed money of others), all in the ordinary course of business, in amounts and for the purposes customary in the Company's industry, (ii) arising under any appeal or reimbursement obligations with respect to any judgment, which judgment does not constitute a Default or (iii) constituting reimbursement obligations with respect to letters of credit in respect of workers' compensation claims, provided that the aggregate principal amount outstanding of such Indebtedness (including any Existing Indebtedness of like kind and any Refinancing Indebtedness with respect to such Indebtedness) shall at no time exceed $5,000,000.

     (h) The Company may incur Indebtedness to any Wholly Owned Subsidiary of the Company, and any Wholly Owned Subsidiary of the Company may incur Indebtedness to any other Wholly Owned Subsidiary or to the Company; provided that such obligations, in each case, shall either be (i) unsecured and subordinated in all respects to the prior payment in full in cash of the Company's or such Subsidiary's obligations pursuant to the Note Documents (other than with respect to payment of principal or interest if no Default or Event of Default shall have occurred and be continuing at the time of any payment of or with respect thereto) or
         (ii) a Permitted Intercompany Secured Loan; provided that any such Indebtedness of a Subsidiary that is not a Guarantor shall comply with all requirements for a Permitted Intercompany Secured Loan.

     (i) The Company and its Subsidiaries may incur Indebtedness representing the balance deferred and unpaid of the purchase price of any property or services used in the ordinary course of their business that would constitute ordinarily a trade payable to trade creditors (other than accounts payable or other obligations to trade creditors arising in the ordinary course of business that have remained unpaid for greater than 90 days, unless such payable or obligation is being contested in good faith and adequate reserves therefor have been established in accordance with GAAP).

          Limitation on Liens. The Indenture provides that the Company will not, and will not permit its Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien in or on any right, title or interest to any of their properties or assets, except,

     (a)  Permitted Liens,

     (b) Liens that secure the Senior Indebtedness or any Working Capital Replacement Facility,

     (c) Liens created by the Collateral Documents, and

     (d) Liens that secure Permitted Purchase Money Indebtedness and Capitalized Lease Obligations permitted to be incurred under clause (d) of the covenant "Limitation on

         Incurrence of Additional Indebtedness and Disqualified Capital Stock," which Liens shall not attach to any assets other than the assets financed thereby.

          Limitation on Sales of Assets and Subsidiary Stock. The Indenture provides that neither the Company nor any of its Subsidiaries will, in one transaction or a series of related transactions, (i) convey, sell, lease, transfer, assign or otherwise dispose of, directly or indirectly, any of its property, business or assets or (ii) engage in any sale or other transfer or issuance of any Capital Stock of any Subsidiary of the Company, whether by the Company or a Subsidiary of the Company, or through the issuance, sale or transfer of Capital Stock by a Subsidiary of the Company (an "Asset Sale"), unless (A) within 180 days after the date of such Asset Sale, the Net Cash Proceeds therefrom are (x) applied to the repayment of the Senior Indebtedness or (y) either applied to the repurchase of the PIK Notes (which may be made in any manner selected by the Company, including, without limitation, open market purchases, privately negotiated transactions, redemptions or repurchases), or invested in assets or property directly related to a Related Business of the Company or such Subsidiary (or the Company or such Subsidiary shall have entered into a binding obligation to make such an investment), (B) in the case of any Asset Sale (or series of related Asset Sales) for Net Proceeds in excess of $1,250,000, at least 80% of the value of such consideration for such Asset Sale consists of U.S. Legal Tender or Cash Equivalents, (C) no Default or Event of Default shall have occurred and be continuing at the time of, or would occur after giving effect to such Asset Sale and (D) the Board of Directors of the Company determines in good faith that the Company or such applicable Subsidiary receives fair market value for such Asset Sale.

          Notwithstanding the provisions of the foregoing paragraph:

     (i) the Company and its Subsidiaries may in the ordinary course of business and consistent with past practices, convey, sell, lease, transfer, assign or otherwise dispose of assets acquired and held for resale in the ordinary course of business;

     (ii) the Company and its Subsidiaries may convey, sell, lease, transfer or otherwise dispose of assets pursuant to and in accordance with the covenant "Limitation on Merger, Sale or Consolidation";

     (iii) the Company and its Subsidiaries may sell damaged, worn out or other obsolete property or abandon property in the ordinary course of business so long as such property is no longer necessary for the proper conduct of the business of the Company or such Subsidiary, as applicable; and

     (iv) the Company and its Subsidiaries may convey, sell, lease, transfer, assign, or otherwise dispose of assets at no less than their fair value to the extent that the Net Cash Proceeds for any Asset Sale (or series of related Asset Sales) does not exceed $1,000,000.

          Limitation on Transactions with Affiliates. The Indenture provides that, subject to the last sentence of this paragraph, neither the Company nor any of its Subsidiaries will be permitted to enter into or extend or renew any transaction or series of related transactions with any Affiliate (an "Affiliate Transaction"), unless (A) the Affiliate Transaction is on terms at least as favorable to the Company or such Subsidiary, as the case may be, as those that could have been obtained in a comparable transaction with an unaffiliated third party; (B) in the case of an Affiliate Transaction with a value to either party in excess of $1,000,000, a majority of the independent directors of the Company determines that such transaction complies with clause (A); and (C) in the case of any Affiliate Transaction (including any series of related transactions) with an aggregate value (to either party) in excess of $5,000,000, the Company or such Subsidiary must in addition, prior to the consummation thereof, obtain a written favorable opinion as to the fairness of such transaction to the Company from a financial point of view from any national or regional independent investment banking firm. The foregoing shall not apply to (i) transactions between one or more Guarantors or between the Company and one or more Guarantors, (ii) Restricted Payments permitted to be made under the covenant "Limitations on Restricted Payments," (iii) customary directors' fees and other compensation, stock option grants and indemnities, (iv) extensions of and payments made with respect to Permitted Intercompany Loans or unsecured subordinated Indebtedness permitted to be incurred under clause (h) of the covenant "Limitation on Incurrence of Additional Indebtedness and Disqualified

Capital Stock" or (v) employment, consulting and related agreements entered into by the Company or any of the Subsidiaries with their respective officers, employees or directors in the ordinary course of business.

          Maintenance of Insurance. The Indenture provides that the Company and its Subsidiaries will have in effect customary insurance against such risks, on terms, with deductibles (or self-insurance), and in amounts as are customarily carried by similar businesses.

          Limitation on Merger, Sale or Consolidation. The Indenture provides that none of the Company or any Subsidiary will consolidate with or merge with or into another Person or, directly or indirectly, sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets (computed on a consolidated basis), whether in a single transaction or a series of related transactions, to another Person or group of affiliated Persons, other than the Company or a Subsidiary, unless (i) either (a) the Company or such Subsidiary, as the case may be, is the continuing entity or (b) the resulting, surviving or transferee entity is a corporation organized under the laws of the United States, any state thereof or the District of Columbia and expressly assumes by supplemental indenture or other appropriate document all of the obligations of the Company or such Subsidiary, as the case may be, in connection with the Note Documents to which the Company or the Subsidiary, as the case may be, was a party (including any Liens thereunder); (ii) no Default or Event of Default shall exist or shall occur immediately after giving effect to such transaction; and (iii) immediately after giving effect to such transaction on a pro forma basis, the Consolidated Net Worth of the surviving or transferee entity is at least equal to the Consolidated Net Worth of the Company or such Subsidiary, as the case may be, immediately prior to such transaction (exclusive of amounts paid in respect of dissenters' rights). Notwithstanding the foregoing, the Company and its Subsidiaries may effect Asset Sales that comply with the covenant "Limitation on Sales of Assets and Subsidiary Stock" (or are expressly excluded from compliance with such covenant by the provisions thereof) without complying with the foregoing covenant, provided that no such Asset Sale (or series of related Asset Sales) involves all or substantially all of the properties or assets of the Company and its Subsidiaries taken as a whole.

          Upon any consolidation or merger or any transfer of all or substantially all of the assets of the Company or such Subsidiary to which the foregoing is applicable, the successor corporation formed by such consolidation or into which the Company or such Subsidiary, as the case may be, is merged or to which such transfer is made, shall succeed to, and be substituted for, and may exercise every right and power of, the Company or such Subsidiary, as the case may be, under the Note Documents to which the Company or Subsidiary is a party with the same effect as if such successor corporation had been named therein as the Company or such Subsidiary, as the case may be. Any such Person will be required to ensure, by executing and delivering appropriate instruments and opinions of counsel, that the Trustee continues to hold any Lien on any Collateral for the benefit of the holders of the PIK Notes to the extent then required by the Note Documents.

          Limitation on Lines of Business. The Indenture provides that neither the Company nor any Subsidiary will directly or indirectly engage in any line or lines of business activity other than in a Related Business.

          Financial Reports. Whether or not the Company is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Company will be required to deliver to the Trustee under the Indenture within 15 days after it is or would have been required to file such with the SEC, for delivery to each holder of PIK Notes, annual and quarterly financial statements substantially equivalent to financial statements that would have been included in reports filed with the SEC if the Company were subject to the requirements of
Section 13 or 15(d) of the Exchange Act, together with a management's discussion and analysis of financial condition and results of operations that would be so required.

          In addition, the Company will be required to deliver to the Trustee quarterly an Officers' Certificate regarding the absence of any Default or Event of Default or specifying the nature of any such Default or Event of Default, the period of existence thereof and any steps the Company or the relevant Subsidiary proposes to take with respect thereto.

PAYMENTS FOR CONSENT

          The Indenture provides that neither the Company nor any of its Subsidiaries shall directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any holder of any PIK Notes for or as an inducement to any consent, waiver or amendment of any of the provisions of the Indenture or the other Note Documents unless such consideration is offered to be paid or agreed to be paid to all holders of the PIK Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

EVENTS OF DEFAULT AND REMEDIES

          Events of Default. The Indenture defines an Event of Default to include (i) the failure by the Company to pay any installment of interest on the PIK Notes as and when due and payable and the continuance of any such failure for 30 days, (ii) the failure by the Company to pay all or any part of the principal, or premium, if any, on the PIK Notes when and as the same become due and payable at maturity, redemption, by acceleration or otherwise, including without limitation failure to make any payment required upon a Change of Control Offer or Asset Sale, as and when due, (iii) the failure by the Company or any Subsidiary to observe or perform any other covenant or agreement contained in the Note Documents and, subject to certain exceptions, the continuance of such failure for a period of 30 days after written notice is given to the Company by the Trustee or to the Company and the Trustee by the holders of at least 30% in aggregate principal amount of the PIK Notes outstanding, (iv) certain events of bankruptcy, insolvency or reorganization in respect of the Company or any Material Subsidiary, (v) default under (a) the Senior Indebtedness or (b) any indenture, loan agreement, mortgage, bond, promissory note or other agreement or instrument under which there may be issued or by which there may be secured or evidenced any other Indebtedness by the Company or any Subsidiary, or the payment of which is guaranteed by the Company or any Subsidiary, and such default is either (i) caused by a failure to pay when due principal or interest on such Indebtedness within any grace period applicable thereto or (ii) results in or requires the prepayment, repurchase, redemption, or defeasance of any such Indebtedness prior to its express maturity, or requires that the Company or any Subsidiary offer to take any of the foregoing actions and, in each case in respect of clause (b), the principal amount of such indebtedness, together with the principal amount of any other such indebtedness under which there has been a payment default or with respect to which there has been an acceleration, aggregates $2,000,000 or more, (vi) final unsatisfied judgments not covered by insurance aggregating at least $2,000,000 at any one time rendered against the Company or any of its Subsidiaries and not stayed, bonded or discharged within 60 days and (vii) the repudiation by any Subsidiary of its obligations under the Subsidiary Guarantee, or any judgment or decree by a court or governmental agency of competent jurisdiction declaring the unenforceability of the payment obligations under the Subsidiary Guarantee or any of the Collateral Documents (subject to a 10-day grace period in the case of any Collateral Document). The Trustee may withhold from the holders of PIK Notes notice of any continuing Event of Default (except any Event of Default in payment of principal or interest on the PIK Notes) if the Trustee determines that withholding such notice is in the best interest of the holders of the PIK Notes.

          Acceleration. If an Event of Default occurs and is continuing (other than an Event of Default specified in clause (iv) above), then in every such case unless the principal of all of the PIK Notes shall have already become due and payable, either the Trustee or the holders of 30% in aggregate principal amount of the PIK Notes then outstanding, by notice in writing to the Company, and to the Trustee if given by such holders, may declare all principal and accrued interest thereon to be due and payable immediately. If an Event of Default specified in clause (iv) above relating to the Company or any of its Material Subsidiaries occurs, all principal and accrued interest will be immediately due and payable on all outstanding PIK Notes without any declaration or other act on the part of the Trustee or the holders of PIK Notes. The holders of no less than a majority in aggregate principal amount of PIK Notes generally are authorized to rescind such acceleration if all existing Events of Default, other than the non-payment of the principal on the PIK Notes that became due as a result of the acceleration, have been cured or waived.

          The holders of a majority in aggregate principal amount of the PIK Notes at the time outstanding may waive on behalf of all such holders any Default or Event of Default, except a Default in the payment of principal of or interest on any PIK Note not yet cured, or a Default or Event of Default with respect to any covenant or provision that cannot be modified or amended without the consent of the holder of each outstanding PIK Note affected.

Remedies with Respect to Collateral

          In General.   Specific rights and remedies of the Trustee under the
Collateral Documents ultimately include the right of the Trustee to sell the Collateral and to apply the net proceeds to the PIK Notes in accordance with the terms of the Indenture and the Collateral Documents.

          Limitations on Foreclosure. Some states, including California, Oregon and Washington, have non-disturbance statutes that place limitations on the ability of the owner of a campground to close the campground or a lienholder to foreclose its lien. In certain states, these statutes permit the owner of a campground to close the campground or a lienholder to foreclose its lien if the holders of memberships at the campground receive access to a comparable campground. The Mortgages on the campgrounds included in any Collateral will contain non-disturbance provisions that limit the ability of the Lienholder to foreclose its Lien unless the holders of the related memberships receive access to a comparable campground. The impact of the rights of members under these laws and non-disturbance provisions is uncertain and could adversely effect the implementation of, and the benefits or recoveries that may be available from, foreclosures in respect of such Collateral.

          Other General Restrictions. The Trustee's ability to foreclose upon and sell any campgrounds, stock of Subsidiaries, any loans from the Company to its Subsidiaries ("Affiliate Loans") or other Collateral will be subject to the procedural and other restrictions of the relevant state's real estate law or Uniform Commercial Code. The Collateral includes stock of Subsidiaries that is not publicly traded and may only be sold in compliance with applicable Federal and state securities laws.

          As regards proceeding against any Guarantor and its assets, the Trustee may either foreclose upon any Affiliate Loans outstanding to such Guarantor included in the Collateral or proceed under the Subsidiary Guarantee. If the Trustee chose to foreclose upon Affiliate Loans, the necessity of first foreclosing on the pledge of the Affiliate Loans might result in delay and increase the risk that a petition for relief under bankruptcy or insolvency law could be filed by or against any one or more of the Company and the Guarantors. If, on the other hand, the Trustee chose to proceed by demand and foreclosure under the Subsidiary Guarantee, its ability to realize upon the Collateral could be limited by the invocation of state-law suretyship defenses and laws relating to fraudulent conveyances or fraudulent transfers or similar laws affecting the rights of creditors generally.

          Additional Foreclosure Limitations. The laws of the jurisdictions where the Company's campgrounds are located contain limitations on foreclosure that could delay or prevent realization pursuant to the Collateral Documents or discourage bidders at a foreclosure sale. These limitations may include, among others, (i) the right to reinstate the debt after commencement of foreclosure proceedings by paying any delinquent installments, costs and expenses incurred by the Trustee; (ii) the right to redeem the property after it has been sold in a foreclosure sale; (iii) "one-action" rules which require a creditor to pursue its remedies against a defaulting debtor in a single action, and which, after a creditor determines to pursue a particular remedy, will deny that creditor any other remedy that it may have; and (iv) anti-deficiency statutes which prohibit a creditor from seeking a deficiency judgment following a non-judicial foreclosure sale.

MODIFICATION OF THE INDENTURE AND COLLATERAL DOCUMENTS

          The Indenture provides that the Indenture and the Collateral Documents may be modified by a vote of holders of 66% in aggregate principal amount of the PIK Notes, except in certain circumstances that require unanimous consent including, without limitation, changes with respect to payment of principal, premium and interest (upon redemption, maturity or otherwise) and the release of Guarantors or Collateral, except as otherwise provided by the Indenture.

          The Indenture also provides that the Company and the Trustee may modify the Indenture or the Collateral Documents without the consent of the holders of PIK Notes to, among other things, (i) add covenants, conditions and restrictions for the protection of the holders of PIK Notes or to surrender any right or power of the Company or any Guarantor, (ii) cure any ambiguity or correct any inconsistency that does not adversely affect the legal or other rights of holders of PIK Notes or (iii) modify, eliminate or add to the provisions to the extent necessary to qualify the Indenture under or otherwise comply with the Trust Indenture Act or other applicable statutes. In addition, Collateral may be released or modified as permitted in the Indenture and in the Collateral Documents (including in connection with any Asset Sale) or a Subsidiary ceasing to be a Guarantor as permitted under the Note Documents.

REQUIREMENTS FOR CERTAIN ACTIONS

          The Indenture provides that for the purposes of any modification of the Indenture or the Note Documents, the requisite 66% in principal amount of outstanding PIK Notes will take into account PIK Notes held by Affiliates controlling the Company in the absence of a Default or Event of Default. However, the majority in principal amount of outstanding PIK Notes required for any waivers or certain other actions after a Default or Event of Default, and the 30% in principal amount required for notices of default or acceleration, will disregard PIK Notes held by Affiliates controlling the Company.

FURTHER ASSURANCES

          The Indenture provides that the Company will, and will cause each of its Subsidiaries to, execute, acknowledge, deliver, record, re-record, file, re-file, register and re-register, any and all such further acts, deeds, conveyances, security agreements, mortgages, assignments, estoppel certificates, financing statements and continuations thereof, termination statements, notices of assignment, transfers, certificates, assurances and other instruments as reasonably may be required from time to time in order (i) to carry out more effectively the purposes of the Collateral Documents, (ii) to subject to the Liens created by any of the Collateral Documents any of the properties, rights or interests required to be encumbered thereby, (iii) to perfect and maintain the validity, effectiveness and priority of any of the Collateral Documents and the Liens intended to be created thereby, and (iv) to better assure, convey, grant, assign, transfer, preserve, protect and confirm to the Trustee any of the rights granted or now or hereafter intended by the parties thereto to be granted to the Trustee or the Company under the Collateral Documents or under any other instrument executed in connection therewith.

DISCHARGE OF THE INDENTURE

          The Indenture will be discharged upon payment or redemption of all of the PIK Notes issued thereunder. In addition, the Indenture will be discharged (subject, among other things, to the rights of the holders of PIK Notes to receive payment in respect of the principal, premium, if any, and interest on the PIK Notes) 90 days after (i) irrevocable deposit by the Company with the Trustee of U.S. Legal Tender and/or U.S. government obligations that will provide money in an amount sufficient to pay the principal of, and premium, if any, and each installment of interest on the outstanding PIK Notes and (ii) delivery to the Trustee of a satisfactory opinion of counsel regarding Federal income tax consequences to the holders of the PIK Notes.

          The Company alternatively may omit to comply with certain restrictive covenants (but must continue to otherwise comply with the Indenture) and such omission shall not be deemed an Event of Default under the Indenture and the PIK Notes if, among other things, the Company (i) makes the above-described deposit and (ii) delivers to the Trustee a satisfactory opinion of counsel regarding the absence of adverse Federal income tax consequences to the holders of the PIK Notes.

          In order for any discharge to be effective as described above, (i) there can be no Default or Event of Default that has occurred and is then continuing, and (ii) such act cannot result in a default under any agreement to which the Company or any Subsidiary is a party or by which it is bound.

CONCERNING THE TRUSTEE

          The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions with the Company; provided, however, if the Trustee acquires any conflicting interest (as defined in the Senior Subordinated PIK Note Indenture) and a default exists under the Indenture, the Trustee must eliminate such conflict or resign.

          The holders of 66 2/3% in aggregate principal amount of the PIK Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Senior Subordinated PIK Note Indenture will provide that in case an Event of Default occurs and is not cured, the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent Person in similar circumstances in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no duty to exercise any of its rights or powers under the Indenture at the request of any holder of PIK Notes, unless such holder shall have offered to the Trustee security and indemnity satisfactory to the Trustee.

CERTAIN DEFINITIONS

          "Affiliate" means (i) any Person directly or indirectly controlling or controlled by or under direct or indirect common control with the Company or any of its Subsidiaries, (ii) any spouse, immediate family member, or other relative who has the same principal residence of any Person described in clause (i) above, and (iii) any trust in which any Person described in clause (i) or (ii) above has a beneficial interest. For purposes of this definition, the term "control" means (a) the power to direct the management and policies of a Person, directly or through one or more intermediaries, whether through the ownership of voting securities, by contract, or otherwise, (b) the beneficial ownership of 10% or more of the voting Capital Stock of a Person (on a fully diluted basis) or of warrants or other rights to acquire such voting Capital Stock (whether or not exercisable) in respect of the covenant "Limitation on Transactions with Affiliates" or (c) the beneficial ownership of 25% or more of such voting Capital Stock or warrants or other rights in respect of all other provisions of the Indenture.

          "Average Life" means, as of the date of determination, with respect to any security or instrument, the quotient obtained by dividing (i) the sum of the products of the number of years from the date of determination to the dates of each successive scheduled principal (or redemption) payment of such security or instrument multiplied by the amount of such principal (or redemption) payment by
(ii) the sum of all such principal (or redemption) payments.

          "Business Day" means any day other than a Saturday, Sunday or a legal holiday in the states of Connecticut, New York, Texas or any other relevant State.

          "Capitalized Lease Obligation" of a Person means any obligation that is required to be classified and accounted for as a capital lease on the face of a balance sheet of such Person prepared in accordance with GAAP; the amount of such obligation shall be the capitalized amount thereof, determined in accordance with GAAP; the stated maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty, and any refinancing or replacement of such obligation; and such obligation shall be deemed secured by a Lien on any property or assets to which such lease relates.

          "Capital Stock" means, with respect to any Person, any and all shares of stock, partnership or other interests, participations or other equivalents of or interests in (however designated) such Person, including each class of common stock and preferred stock of such Person, but excluding convertible Indebtedness.

          "Cash Equivalents" means (i) any evidence of Indebtedness with a maturity of two years or less issued or directly and fully guaranteed or insured by the United States of America or any agency or instrumentality thereof, provided that the full faith and credit of the United States of America is pledged in support thereof; (ii) demand and time deposits and certificates of deposit or acceptance with a maturity of 180 days or less of any financial institution that is a member of the Federal Reserve System having combined capital and surplus and undivided profits of not less than $250,000,000; (iii) commercial paper with a maturity of 270 days or less issued by a corporation that is not an Affiliate of the Company and is organized under the laws of any state of the United States or the Director of Columbia and rated at least A-1 by S&P or at least P-1 by Moody's; (iv) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clause (i) above entered into with any commercial bank meeting the specifications of clause (ii) above; (v) overnight bank deposits and bankers acceptances at any commercial bank meeting the qualifications specified in clause (ii) above; (vi) deposits available for withdrawal on demand with any commercial bank not meeting the qualifications specified in clause (ii) above but which is a local depository bank, provided all deposits in the local depository bank do not exceed $100,000 in the aggregate at any one time; (vii) deposits available for withdrawal on demand with any commercial bank not meeting the qualifications specified in clause (ii) above but which is a lender (or bank affiliate thereof) under the Senior Indebtedness or any Working Capital Replacement Facility, provided all such deposits do not exceed $5,000,000 in the aggregate at any one time; (viii) demand and time deposits and certificates of deposit with any commercial bank organized in the United States not meeting the qualifications specified in clause (ii) above, provided that such deposits and certificates support bond, letter of credit and other similar types of obligations incurred in the ordinary course of business; and (ix) investments in money market or other mutual funds substantially all of whose assets comprise securities of the types described in clauses (i) through (v) above.

          "Collateral" means any assets of the Company, the Guarantors or any of their respective Subsidiaries securing the Senior Indebtedness on the date it is satisfied and discharged in full and defined as Collateral in any of the Collateral Documents.

          "Collateral Documents" means, collectively, the Company Pledge Agreement, the Company Security Agreement, the Subsidiary Pledge Agreement, the Subsidiary Security Agreement, the Mortgages and any other security document entered into by the Company or any Subsidiary to secure its obligations under the Note Documents, in each case as amended from time to time as permitted by the Indenture.

          "Company Pledge Agreement" means the Company Pledge Agreement, dated as of the date of the Indenture, between the Company and the Trustee, securing the Company's obligations under the Note Documents and substantially in the form attached to the Indenture, as amended from time to time as permitted by the Indenture.

          "Company Security Agreement" means the Company Security Agreement, dated as of the date of the Indenture, between the Company and the Trustee, securing the Company's obligations under the Note Documents and substantially in the form attached to the Indenture, as amended from time to time as permitted by the Indenture.

          "Consolidated Net Worth" of any Person at any date means the aggregate of capital, surplus and retained earnings of such Person (plus amounts of equity attributable to preferred stock) and its Consolidated Subsidiaries, as would be shown on the consolidated balance sheet of such Person prepared in accordance with GAAP, adjusted to exclude (to the extent included in calculating such equity) the amount of capital, surplus and accrued but unpaid dividends attributable to any Disqualified Capital Stock or treasury stock.

          "Consolidated Subsidiary" means, for any Person, each Subsidiary of such Person (whether now existing or hereafter created or acquired), the financial statements of which shall be (or should have been) consolidated for financial statement reporting purposes with the financial statements of such Person in accordance with GAAP.

          "Default" means any event that is, or after notice or passage of time would be, an Event of Default.

          "Disqualified Capital Stock" means, with respect to any Person, Capital Stock of such Person that, by its terms or by the terms of any security into which it is convertible or exchangeable, is, or upon the happening of an event or the passage of time would be, required to be redeemed or repurchased (including at the option of the holder thereof) by such Person or any of its Subsidiaries, in whole or in part, on or prior to a date that is 91 days after the Maturity Date.

          "Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

          "Existing Affiliate" means any Affiliate of the Company as of June 1, 1996, together with such Affiliate's Affiliates as of such date.

          "Existing Indebtedness" means Indebtedness of the Company or its Subsidiaries in existence on the Issue Date and listed on a schedule to the Indenture.

          "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect from time to time.

          "Guarantee" means any guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness or other obligation. "Guarantee", when used as a verb, has a correlative meaning.

          "Guarantor" means any Person that has executed and delivered the Subsidiary Guarantee. Guarantor shall include each present and future Wholly Owned Subsidiary of the Company, except as otherwise provided in the Indenture regarding the release of Guarantors under certain circumstances.

          "Indebtedness" means, without duplication, (a) all liabilities and obligations, contingent or otherwise, of or with respect to any Person, (i) in respect of borrowed money (whether or not the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof), (ii) evidenced by bonds, notes, debentures or similar instruments, (iii) representing the balance deferred and unpaid of the purchase price of any property or services,
(iv) evidenced by bankers' acceptances or similar instruments issued or accepted by banks, (v) for the payment of money relating to a Capitalized Lease Obligation, or (vi) evidenced by a letter of credit or a reimbursement obligation of such Person with respect to any letter of credit; (b) all obligations of such Person under "interest rate swap," "cap" or "collar" obligations, foreign currency hedges and similar agreements; (c) all liabilities of others of the kind described in the preceding clause (a) or (b) that such Person has Guaranteed or that is otherwise its legal liability and all obligations to purchase, redeem or acquire any Capital Stock; and (d) all obligations secured by a Lien (other than a Permitted Lien not described in clause (g) of the definition of "Permitted Lien") not securing any liability or obligation that would itself constitute Indebtedness to which the property or assets (including, without limitation, leasehold interests and any other tangible or intangible property rights) of such Person are subject, whether or not the obligations secured thereby shall have been assumed by or shall otherwise be such Person's legal liability, provided that the amount of such obligations shall be limited to the lesser of the fair market value of the assets or property to which such Lien attaches and the amount of the obligation so secured; and (e) any and all deferrals, renewals, extensions, refinancings and refundings (whether direct or indirect) of, or amendments, modifications or supplements to, any liability of the kind described in any of the preceding clauses (a), (b), (c) or (d), or this clause (e), whether or not between or among the same parties.

          "Investment" by any Person in any other Person means (without duplication) (a) the acquisition by such Person (whether for cash, property, services, securities or otherwise) of Equity Interests, bonds, notes, debentures, partnership or other ownership interests or other securities of such other Person or any agreement to make any such acquisition; (b) the making by such Person of any deposit with, or advance, loan or other extension of credit to, such other Person (including the purchase of property from another Person subject to an understanding or agreement, contingent or otherwise, to resell such property to such other Person) or any commitment to make any such advance, loan or extension; (c) the entering into by such Person of any Guarantee of, or other contingent obligation with respect to, Indebtedness or other liability of such other Person; or (d) the making of any capital contribution by such Person to such other Person.

          "Issue Date" means July 18, 1996.

          "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge or encumbrance of any kind with respect to such asset (including any agreement to give any Lien). For the purposes of the Indenture, a Person shall be deemed to own subject to a Lien any asset that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreements, Capitalized Lease Obligation or other title retention agreement relating to such asset.

          "Material Subsidiary" means a Consolidated Subsidiary representing at least 5% of the book value of the total assets of the Company and its Consolidated Subsidiaries determined in accordance with GAAP.

          "Maturity Date" means July 15, 2003, the Stated Maturity of the PIK Notes.

          "Moody's" means Moody's Investors Service, Inc. and its successors.

          "Mortgage" means a mortgage or deed of trust and related assignment of rents between the Company or any Subsidiary that owns or leases any campground or other significant real estate asset and the Trustee, granting a Lien on such campground or other real estate securing such Subsidiary's obligations under the Note Documents (including under the Subsidiary Guarantee (in the case of a Guarantor) and any Permitted Intercompany Loans) and substantially in the form attached to the Indenture, as amended from time to time as permitted by the Indenture.

          "Net Cash Proceeds" means the aggregate amount of U.S. Legal Tender and Cash Equivalents received by the Company or any Subsidiary in respect of an Asset Sale or the sale of Capital Stock or Subordinated Debt, less the sum of all reasonable fees, commissions and other out-of-pocket expenses incurred in connection with such Asset Sale or sale, including the amount (estimated reasonably and in good faith by the Company) of income, franchise, sales and other applicable taxes to be paid by the Company or such Subsidiary in connection with such Asset Sale or sale (as reasonably determined by the Company in good faith based upon then applicable average tax rates and giving effect to all applicable deductions, credits and other allowances and payments under tax sharing agreements), and after giving effect to the repayment of all Indebtedness secured by, and which became due and payable as a result of the sale of the subject assets or such sale of Capital Stock or Subordinated Debt, other than the Senior Indebtedness and the PIK Notes, provided that Net Cash Proceeds shall in no event be less than zero.

          "Net Proceeds" means the aggregate Net Cash Proceeds and fair market value of property (valued at the fair market value thereof at the time of receipt in good faith by the Board of Directors of the Company), other than securities of the Company or any of its Subsidiaries, received by the Company after the payment of expenses, taxes, commissions, discounts and the like incurred in connection therewith.

          "Note Documents" means, collectively, the PIK Notes, the Indenture (including the Subsidiary Guarantee) and the Collateral Documents, in each case as amended from time to time as permitted by the Indenture.

          "Permitted Intercompany Secured Loan" means any loan made by the Company to any Subsidiary that (i) is evidenced by a promissory note, (ii) is secured by a Lien on substantially all assets of such Subsidiary other than assets of the kind not required to be pledged as Collateral pursuant to the Indenture, which Lien shall be subject only to a prior Lien on the same assets, if any, securing the Senior Indebtedness or, after the date the Collateral Documents are executed and delivered to the Trustee, the Subsidiary Guarantee, and (iii) together with a promissory note and any related Collateral and Liens, is pledged to secure the Senior Indebtedness or, after the date the Collateral Documents are executed and delivered to the Trustee, the Trustee for the benefit of the holders of the PIK Notes.

          "Permitted Investments" means any (i) Investments in the Company, (ii) Investments in a Wholly Owned Subsidiary or in a Person engaged in a Related Business which, upon the making of such Investment, will become a Wholly Owned Subsidiary, provided that such Subsidiary is not subject to any encumbrance or restriction (other than under the Senior Indebtedness) that has the effect of restricting the payment by such Subsidiary of dividends to the Company or any Guarantor or the payment by such Subsidiary of Indebtedness owed to the Company or any Guarantor or reducing the amount of any such dividends or payments, (iii) Investments in another Person engaged in a Related Business in connection with a consolidation, merger or disposition of assets permitted by the covenant "Limitation on Merger, Sale or Consolidation" and "Limitations on Sales of Assets and Subsidiary Stock," (iv) Investments in another Person engaged in a Related Business which is not, or will not (upon the making of such Investment) become a Wholly-Owned Subsidiary, provided that the aggregate amount invested in all such Persons shall not exceed $1,000,000 at any time outstanding, (v) Investments in Cash Equivalents, (vi) any securities received in connection with Asset Sales to the extent permitted by the covenant "Limitation on Sales of Assets and Subsidiary Stock," (vii) Investments paid for with Qualified Capital Stock in a Person engaged in a Related Business, (viii) payments required under
Article IX of the Company's Certificate of Incorporation and (ix) payments in respect of dissenters' rights to holders of not more than 5% of the Company's Capital Stock.

          "Permitted Liens" means any of the following:

     (a) Liens arising by reason of any judgment, decree or order of any court only to the extent for an amount and for a period not resulting in an Event of Default with respect thereto and so long as such Lien is being contested in good faith and is adequately bonded, and any appropriate legal proceedings that may have been duly initiated for the review of such judgment, decree or order shall not have been finally adversely terminated or the period within which such proceedings may be initiated shall not have expired;

     (b) Security for the performance of bids, tenders, trade, contracts (other than contracts for the payment of money) or leases, surety bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business or appeal bonds, and public and statutory bonds;

     (c) Liens (other than Liens arising under Employee Retirement Income Security Act of 1974, as amended ("ERISA")) for taxes, assessments or other governmental charges not yet due or which are being contested in good faith and by appropriate proceedings if adequate reserves with respect thereto are maintained on the books of the Company in accordance with GAAP;

     (d) Liens of carriers, warehousemen, mechanics, landlords, materialmen, repairmen or other like Liens arising by operation of law in the ordinary course of business (other than Liens arising under ERISA) and consistent with industry practices and Liens on deposits made to obtain the release of such Liens if (i) the underlying obligations are not overdue for a period of more than 90 days or (ii) such Liens are being contested in good faith and by appropriate proceedings and adequate reserves with respect thereto are maintained on the books of the Company in accordance with GAAP; and banker's liens and rights of set off arising in the ordinary cause of business;

     (e) Easements, rights of way, zoning and similar restrictions and other similar encumbrances or title defects incurred in the ordinary course of business and consistent with industry practices that, in the aggregate, are not substantial in amount, and that do not in any case materially detract from the value of the property subject thereto (as such property is used by the Company or a Subsidiary) or interfere with the ordinary conduct of the business of the Company or any of its Subsidiaries; provided that any such Liens are not incurred in connection with any borrowing of money or any commitment to loan any money or to extend any credit;

     (f) Rights of members and other customers arising in the ordinary cause of business from memberships, rights to use or related or similar interests in campgrounds, resorts, or other facilities (whether arising from the holding of such memberships, rights to use or related or similar interests, by applicable law or otherwise);

     (g) Leases, subleases, permits or other rights to use or occupy property owned or hereafter acquired by the Company or any of its Subsidiaries other than Capitalized Lease Obligations;

     (h) Pledges or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security legislation;

     (i) Liens, incurred in connection with the incurrence of Refinancing Indebtedness in compliance with the Indenture with respect to Indebtedness secured by Liens, provided (i) such Liens do not extend to any additional property or assets and (ii) such Liens are no more adverse to the interests of holders of the PIK Notes than the Liens replaced or extended thereby;

     (j) Such Liens and items described in paragraph (e) above in existence and outstanding on the Issue Date as permitted under the terms of the Senior Indebtedness;

     (k) Liens that secure Indebtedness of any Person existing at the time such Person becomes a Subsidiary of the Company or is merged or consolidated into or with the Company or a Subsidiary of the Company, provided that such Liens do not extend to or cover any other property or assets and were not put in place in anticipation of such acquisition;

     (l) Liens in favor of the Trustee (or, in the case of Liens securing Permitted Intercompany Loans, the Company or any Guarantor) under the Collateral Documents;

     (m) Liens in favor of the Company or any Guarantor, which are assigned to the Trustee as Collateral for the PIK Notes or the Subsidiary Guarantee, as applicable; and

     (n) Liens of the Company or its Subsidiaries in existence on the Issue Date, and set forth in Schedule 101B to the Indenture.

          "Permitted Purchase Money Indebtedness" means Indebtedness that is incurred to finance the acquisition or lease after the Issue Date of newly acquired or leased trailers, vehicles and other movable equipment, fixtures and other equipment used in connection with the operation of any campground, resort or other asset, and any refinancing or replacement of such Indebtedness.

          "Person" means any individual, corporation, partnership, limited liability company, joint venture, association, joint stock company, trust, unincorporated association, government or any agency or political subdivision thereof or any other entity.

          "Qualified Capital Stock" means any preferred stock of the Company that is not Disqualified Capital Stock.

          "Refinancing Indebtedness" means Indebtedness or Disqualified Capital Stock (a) issued in exchange for, or the proceeds from the issuance and sale of which are used substantially concurrently to repay, redeem, defease, refund, refinance, discharge or otherwise retire for value, in whole or in part, or (b) constituting an amendment, modification or supplement to, or a deferral or renewal of ((a) and (b) above are, collectively, a "Refinancing"), any Indebtedness or Disqualified Capital Stock in a principal amount or, in the case of Disqualified Capital Stock, liquidation preference, not to exceed the sum of
(i) the reasonable and customary fees and expenses incurred in connection with such Refinancing, including any prepayment premium or penalty, plus (ii) the lesser of (A) the principal amount or, in the case of

Disqualified Capital Stock, liquidation preference, of the Indebtedness or Disqualified Capital Stock so Refinanced and (B) if such Indebtedness being Refinanced was issued with an original issue discount, the accreted value thereof (as determined in accordance with GAAP) at the time of such Refinancing; provided that (1) Refinancing Indebtedness of any Subsidiary of the Company shall only be used to Refinance outstanding Indebtedness or Disqualified Capital Stock of such Subsidiary, (2) Refinancing Indebtedness shall (x) not have an Average Life shorter than the Indebtedness or Disqualified Capital Stock to be so refinanced at the time of such refinancing and (y) in all respects, be no less subordinated, if applicable, to the rights of holders of the PIK Notes than was the Indebtedness or Disqualified Capital Stock to be refinanced, (3) such Refinancing Indebtedness shall have no installment of principal (or redemption) scheduled to come due earlier than the scheduled maturity of any installment of principal of the Indebtedness (or Disqualified Capital Stock) to be so refinanced that was scheduled to come due prior to the Maturity Date and (4) such Refinancing Indebtedness shall have no installment of interest payable in cash without the Company's option to pay such interest in kind earlier than the installments of cash interest on the Indebtedness to be refinanced.

          "Registration Rights Agreement" means the Registration Rights Agreement, dated as of July 17, 1996, between the Company and Fleet National Bank, as Trustee.

          "Related Business" means the ownership, operation or management of campgrounds (whether or not membership based), resorts or other facilities in the vacation or recreation industry, and the provision of reservations or other services related thereto, as well as sales and marketing activities related thereto, conducted or proposed in good faith to be conducted by the Company or any of its Subsidiaries and any and all materially related businesses conducted or proposed in good faith to be conducted by the Company or any of its Subsidiaries in support of and ancillary to the foregoing.

          "Representative" means the trustee, agent or representative (if any) for an issue of Indebtedness.

          "Restricted Investment" means any Investment other than a Permitted Investment.

          "Restricted Payment" means, with respect to any Person, (a) the declaration or payment of any dividend or other distribution in respect of Equity Interests of such Person or any Subsidiary of such Person (other than dividends or distributions payable in Equity Interests (other than Disqualified Capital Stock) of the Company, dividends or distributions payable to the Company or any Subsidiary and pro rata dividends or distributions payable to a minority stockholder of a Subsidiary), (b) any payment on account of the purchase, redemption or other acquisition or retirement for value of Equity Interests of such Person or any Subsidiary of such Person other than any such Equity Interests owned by the Company or any Subsidiary (but excluding (i) payments required by Article IX of the Company's Certificate of Incorporation and (ii) payments in respect of dissenters' rights to holders of not more than 5% of the Company's Capital Stock), (c) any purchase, redemption or other acquisition or retirement for value of, or any payment in respect of any defeasance of, any Subordinated Indebtedness, directly or indirectly, by such Person or a Subsidiary of such Person prior to the scheduled maturity, any scheduled repayment of principal, or scheduled sinking fund payment, as the case may be, of such Indebtedness and (d) any Restricted Investment by such Person.

          "S&P" means Standard & Poor's Corporation and its successors.

          "SEC" means the Securities and Exchange Commission.

          "Senior Indebtedness" means the indebtedness under the Loan Agreement (including, without limitation, all credit, guarantee and collateral documents in respect thereof) whether outstanding on the Issue Date or incurred thereafter (as the same may be amended, modified, extended, refinanced or replaced from time to time, provided that the final maturity thereof is not extended more than one year after the initial final maturity thereof). Any Subordinated Indebtedness, the proceeds of which are used to refinance the Senior Indebtedness, shall not be included within this definition.

          "Stated Maturity," means, with respect to any security, the date specified in such security as the fixed date on which the principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof).

          "Subordinated Indebtedness" means all Indebtedness of the Company or of its Subsidiaries that (a) is unsecured, (b) is subordinated in right of payment to the prior payment in full in cash of the PIK Notes or the Subsidiary Guarantee or Permitted Intercompany Secured Loans owing by such Subsidiary to the same extent as the PIK Notes and the Subsidiary Guarantee are subordinated to the Senior Indebtedness, (c) provides that interest thereon may be paid in cash only after July 15, 2000, (d) matures after the Maturity Date and (e) has an Average Life not shorter than that applicable to the PIK Notes.

          "Subsidiary," with respect to any Person, means (i) a corporation a majority of whose Capital Stock with voting power, under ordinary circumstances, to elect directors is at the time, directly or indirectly, owned by such Person, by such Person and one or more Subsidiaries of such Person or by one or more Subsidiaries of such Person or (ii) any other Person (other than a corporation) in which such Person, one or more Subsidiaries of such Person, or such Person and one or more Subsidiaries of such Person, directly or indirectly, at the date of determination thereof has at least a majority ownership interest. Unless otherwise specified, "Subsidiary" means any Subsidiary of the Company.

          "Subsidiary Guarantee" means the unconditional and irrevocable Guarantees by the Guarantors of the obligations of the Company under the PIK Notes and the other Note Documents, as contained in the Indenture, as amended from time to time as permitted by the Indenture.

          "Subsidiary Pledge Agreement" means the Subsidiary Pledge Agreement, dated as of the date of the Indenture, among the Subsidiaries (other than Yuba) and the Trustee, securing such Subsidiaries' respective obligations under the Note Documents (including under the Subsidiary Guarantee and Permitted Intercompany Loans) and substantially in the form attached to the Indenture, as amended from time to time as permitted by the Indenture.

          "Subsidiary Security Agreement" means the Subsidiary Security Agreement, dated as of the date of the Indenture, among the Subsidiaries (other than Yuba) and the Trustee, securing the Subsidiaries' respective obligations under the Note Documents (including under the Subsidiary Guarantee and Permitted Intercompany Loans) and substantially in the form attached to the Indenture, as amended from time to time as permitted by the Indenture.

          "Trustee" means Fleet National Bank.

          "U.S. Legal Tender" means any lawful money of the United States of America.

          "Wholly Owned" means, with respect to any Subsidiary of the Company, that all the issued and outstanding Capital Stock of such Subsidiary is owned by the Company, directly or through other Wholly Owned Subsidiaries, as the case may be.

          "Working Capital Replacement Facility" means a credit facility for working capital purposes (including, without limitation, all credit, guarantee and collateral documents in respect thereof) not exceeding $10,000,000 in principal amount at any time outstanding that refinances or replaces the Senior Indebtedness (as such credit facility for working capital purposes may be amended, modified, extended, refinanced or replaced from time to time).

          "Yuba" means Yuba Investment Company.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

          The following discussion is a summary of certain anticipated federal income tax consequences with respect to the ownership and disposition of the PIK Notes. This discussion is general in nature, and does not discuss all aspects of federal income taxation that may be relevant to a particular investor in light of the investor's particular circumstances, or to certain types of investors subject to special treatment under federal income tax laws (such as individual retirement accounts, insurance companies, tax-exempt organizations, financial institutions, brokers, dealers, foreign entities, and taxpayers that are neither citizens nor residents of the United States). In addition, the discussion does not consider the effect of any foreign, state, local, or other tax laws, or any United States tax consequences other than income tax (e.g., estate or gift tax) consequences, that may be applicable to particular investors. The summary is based upon the Code and applicable Treasury Regulations (including proposed regulations), rulings, administrative pronouncements and decisions as of the date hereof, all of which are subject to change or differing interpretations at any time and in some circumstances with retroactive effect.

          The discussion assumes that holders of the PIK Notes hold their PIK Notes as "capital assets" (generally property held for investment) within the meaning of Section 1221 of the Code. Further, this discussion assumes that the PIK Notes will be treated as debt and not equity for federal income tax purposes. There can, however, be no assurance that the Internal Revenue Service (the "Service") would not successfully assert that the PIK Notes were equity of the Company, in which event the Company would not be allowed a deduction for original issue discount ("OID") accrued on the PIK Notes. Furthermore, the Service takes the position that a corporate holder would not be entitled in such an event to a dividends received deduction.

          No rulings from the Service have been or will be requested with respect to any of the tax issues discussed herein. Moreover, as noted in the discussion, certain of the issues material to the income tax consequences of certain transactions are inherently factual in nature, and other issues involve areas of the law that are ambiguous or with respect to which legal authority is lacking and as to which the Company is able to offer only limited guidance. Accordingly, there can be no assurance that the Service will not challenge one or more of the tax consequences described herein.

          THE COMPANY URGES EACH HOLDER OF PIK NOTES TO CONSULT ITS OWN TAX ADVISOR TO DETERMINE THE FEDERAL, STATE, LOCAL, FOREIGN, AND OTHER TAX CONSEQUENCES TO IT OF THE OWNERSHIP AND DISPOSITION OF THE PIK NOTES.

OID With Respect To The PIK Notes

          In general, subject to a de minimis rule, a debt obligation will be treated as being issued with OID if the "stated redemption price at maturity" of the instrument exceeds such instrument's "issue price."

          The stated redemption price at maturity of a debt obligation is the aggregate of all payments due to the holder under such debt obligation at or prior to its maturity date, other than interest that is actually and unconditionally payable in cash or property (other than debt instruments of the issuer) at a single fixed (or a qualified floating) rate (or a permitted combination of the two) at least annually ("QSIPs"). During the first four years of the PIK Notes, interest is payable on a semiannual basis commencing on January 15, 1997, either in cash or (at least in part) by the issuance of additional PIK Notes ("Payment-In-Kind Notes"). Because interest on the Notes may be paid through the issuance of additional Payment-In-Kind Notes, none of the interest payments on the PIK Notes will qualify as QSIPs, so the stated redemption price at maturity of the PIK Notes will include all payments of principal and interest required under the PIK Notes. Furthermore, under the regulations issued pursuant to the OID provisions of the Code (the "OID Regulations"), a PIK Note and any Payment-In-Kind Notes issued with respect thereto are treated as part of the same debt instrument. Accordingly, the adjusted issue price of the combined PIK Note and Payment-In-Kind Note will not be reduced upon the issuance of the Payment-In-Kind Note, and the stated redemption price at maturity of the combined PIK Note and Payment-In-Kind Note will not change upon the issuance of the Payment-In-Kind Note and will include the interest payable under the Payment-In-Kind Note.

          Assuming that neither the Secured Notes nor the PIK Notes are traded on an established securities market within the meaning of the OID provisions of the Code and the regulations thereunder, the Company believes that the issue price of each PIK Note equals its stated principal amount, which for purposes of the OID Regulations is reduced by the prepaid interest paid at the time of the Restructuring with respect to the PIK Note. (If any of the Secured Notes or the PIK Notes received in exchange therefor had been traded on an established securities market within the 30-day period before and after the date of the exchange of Secured Notes for PIK Notes pursuant to the Restructuring (the "Exchange"), the investment unit consisting of the PIK Notes and the Common Stock received on the Exchange would have an issue price equal to its fair market value, and the issue price of the PIK Notes would be determined by allocating the issue price of the investment unit between the PIK Notes and the Common Stock based on their relative fair market values.)

          Since the stated redemption price at maturity exceeds the stated principal amount of the PIK Notes, the PIK Notes were issued with OID.

CONSEQUENCES AS A RESULT OF THE PIK NOTES BEING ISSUED WITH OID

          Because the PIK Notes were issued with OID, a holder of PIK Notes, subject to the adjustments discussed below, will be required to include in gross income for federal income tax purposes the sum of the daily portions of OID for each day during the taxable year or portion thereof during which the holder holds the PIK Notes, whether or not the holder actually receives a payment relating to OID in such year. The daily portion is determined by allocating to each day of the relevant "accrual period" a pro rata portion of an amount equal to (a) the product of (i) the "adjusted issue price" of the PIK Notes at the beginning of each accrual period, multiplied by (ii) the yield to maturity of the PIK Notes (determined by semi-annual compounding) less (b) the sum of any QSIPs during the accrual period. The "adjusted issue price" of a PIK Note at any given time is its issue price increased by all accrued OID for prior accrual periods (without regard to the acquisition premium rules discussed below) and decreased by the amount of any payment previously made on the PIK Notes other than a QSIP. The accrual period for a PIK Notes (except for any initial short period) is each six-month period which ends on the day in each calendar year corresponding to the maturity date of the PIK Notes or the date six months before such maturity date. As discussed above, none of the payments on the PIK Notes will qualify as QSIPs. (See "--OID with Respect to the PIK Notes.")

          A holder of PIK Notes is required to include OID in income as such OID accrues, regardless of the holder's method of accounting and regardless of when such holder receives cash payments relating to the OID. A holder's tax basis in PIK Notes will be increased by the amount of OID included in the holder's income and reduced by the amount of all interest payments (other than payments in the form of Payment-In-Kind Notes) received on the PIK Notes.

          The computation of OID and adjusted issue price with respect to the combined PIK Notes and Payment-In-Kind Notes will take into account accruals and payments with respect to both instruments, with the result that the holder of PIK Notes generally will be required to include in income as OID the interest that accrues under both the PIK Note and any Payment-In-Kind Note issued in respect thereof, regardless of whether any cash payments are received. Since each holder of a PIK Note will recognize, as ordinary income, through the accrual of OID, the full amount of interest with respect to the PIK Notes (as well as with respect to any Payment-In-Kind Notes issued with respect to such Notes), such holder generally should not recognize additional ordinary income upon receipt of a Payment-In-Kind Note or a cash payment of stated interest.

          Upon a disposition of a PIK Note or a Payment-In-Kind Note issued in respect thereof, the holder will be required (unless it disposes of a PIK Note together with all Payment-In-Kind Notes issued in respect thereof) to allocate adjusted issue price, stated redemption price at maturity and acquisition premium (discussed below), if any, of the combined PIK Note and Payment-In-Kind Note among the instruments retained and the instruments disposed of in order to determine OID with respect to the retained instruments. Although it is not clear, it is likely that the adjusted tax basis and adjusted issue price of a PIK Note would be allocated between such PIK Note and any Payment-In-Kind Notes issued with respect thereto at the time of such issuance, based on their respective principal amounts. OID on the Payment-In-Kind Notes will accrue in the same manner as described above in respect of the PIK Notes.

          A purchaser of a PIK Note who purchases the note at a cost less than the remaining stated redemption price at maturity but greater than its adjusted issue price (a purchase at an "acquisition premium") also will be required to include in gross income the sum of the daily portions of OID on that PIK Note. (For purposes of these rules, a "purchase" is any acquisition of a debt instrument.) In computing the daily portions of OID for such a purchaser, however, the daily portion is reduced by the amount that would be the daily portion for such day (computed in accordance with the rules set forth above) multiplied by a fraction, the numerator of which is the amount, if any, by which the purchaser's basis in the PIK Note on the date of purchase exceeds the adjusted issue price of the PIK Note at that time, and the denominator of which is the sum of the daily portions for that PIK Notes for all days beginning on the date after the purchase date and ending on the maturity date.

          Since the PIK Notes will be subject to the AHYDO rules discussed below, a portion of the OID on the PIK Notes will be taxed as a stock distribution. See "--Application of High Yield Debt Obligation Rules."

          The Company will furnish annually to the Service, and to each U.S. holder of PIK Notes to whom it is required to report, information relating to the OID accruing during the calendar year. Holders will be required to determine for themselves whether, by reason of the rules described above, they are eligible to report a reduced amount of OID for federal income tax purposes.

MARKET DISCOUNT

          A holder of a PIK Note generally will be required to treat any gain recognized on the sale, exchange, redemption or other disposition of the PIK Note as ordinary income to the extent of any accrued market discount. The market discount rules also provide that a holder who acquires a PIK Note at a market discount may be required to defer the deduction of a portion of any interest expense that may otherwise be deductible on any indebtedness incurred or maintained to purchase or carry such PIK Note until the holder disposes of the PIK Note in a taxable transaction. Accrued market discount on a Secured Note that was not recognized on the Exchange will carry over and be treated as accrued market discount on the PIK Note received in the Exchange.

          "Market discount" generally is the excess of the stated redemption price at maturity of a PIK Note (adjusted to exclude any unaccrued OID) over the holder's tax basis in the PIK Note immediately after its acquisition. In addition, under a de minimis exception, the amount of market discount is considered to be zero if it is less than the product of .25% of the stated redemption price of the PIK Note at maturity multiplied by the number of complete years from acquisition to maturity. Market discount generally will accrue ratably during the period from the date of acquisition to the maturity date of the PIK Note, unless the holder elects to accrue such discount on the basis of the constant yield method.

          A holder of a PIK Note acquired at a market discount may elect to include the market discount in income as interest as it accrues, in which case the foregoing rules would not apply. This election would apply to all debt instruments with market discount acquired by the electing holder on or after the first day of the first taxable year to which the election applies. The election may be revoked only with the consent of the Service.

          Pursuant to the OID Regulations, holders of debt instruments are permitted to elect to include all interest, discount (including de minimis market discount) and premium on a debt instrument in income currently on a yield to maturity basis. Such election would constitute an election to include market discount currently in income on all market discount bonds held by such holders. Holders of PIK Notes are urged to consult their own tax advisors regarding the availability and advisability of making such an election.

SALE, EXCHANGE OR REDEMPTION

          Upon the sale, exchange or redemption of a PIK Note, a holder generally will recognize gain or loss in an amount equal to the difference between the amount of cash and the fair market value of the property received and the holder's adjusted tax basis in the PIK Note. Such gain or loss will be capital gain or loss, except to the extent of any accrued market discount (see "Market Discount" above), and will be mid-term gain if the holder's holding period for the PIK Note exceeds one year but does not exceed eighteen months at the time of the sale or exchange or redemption, or will be long-term capital gain or loss if the holder's holding period for the PIK Note exceeds eighteen months at the time of the sale or exchange, or redemption. Current legislation does not address how capital loss incurred on the PIK Note will be treated if the holder's holding period for the PIK Note exceeds one year but does not exceed eighteen months at the time of the sale or exchange or redemption.

          As noted above, the OID Regulations treat a PIK Note and any Payment-In-Kind Notes issued with respect thereto as a part of the same debt instrument. If, however, a holder disposes of a PIK Note or a Payment-In-Kind Note separately, in order to determine the amount of its gain or loss recognized the holder will be required to allocate adjusted issue price and acquisition premium of the combined PIK Note and the Payment-In-Kind Notes issued with respect thereto among the debt instruments retained and disposed of, using the methods described above. See "Consequences as a Result of a PIK Notes Being Issued With OID" above.

          Under the OID Regulations, an unscheduled payment made on a debt instrument such as a PIK Note prior to maturity that results in a substantially pro rata reduction of each payment of principal and interest remaining on the instrument is treated as a payment in retirement of a portion of the instrument, which may result in gain or loss to the holder. The gain or loss is calculated by treating the debt obligation as consisting of two instruments, one that is retired and one that remains outstanding, and by allocating the adjusted issue price and the holder's adjusted basis between the two instruments based upon the relative principal amount of the portion of the obligation that is treated as retired by the pro rata prepayment. The stated redemption price at maturity of the OID on the remaining instrument will be determined according to the same principles discussed earlier. See "-- OID With Respect to the PIK Notes;" " -- Consequences as a Result of the PIK Notes Being Issued with OID."

APPLICATION OF HIGH YIELD DEBT OBLIGATION RULES

          As noted above, the PIK Notes were issued with original issue discount for federal income tax purposes. Under the "AHYDO" rules contained in Sections 163(e) and (i) of the Code, if a debt obligation with a term of more than five years has "significant" OID, and has a yield to maturity of five percentage points or more in excess of the "applicable federal rate" (which is announced monthly by the Service and is generally based on the U.S. Treasury note rate for instruments of similar maturities), interest deductions with respect to OID accruing on such instrument may be deferred until such OID is paid in cash, or, if the yield to maturity exceeds six percentage points above the specified rate, the deduction for such excess will be denied completely and the OID with respect to such excess will be treated as dividend income, rather than interest income, to the holder (provided the issuer has adequate earnings and profits to support such a dividend).

          The PIK Notes were issued with significant OID. Furthermore, assuming that neither the Secured Notes or the PIK Notes are traded on an established securities market, the resulting yield to maturity of the PIK Notes of approximately 13.39% exceeded the July 1996 applicable federal rate of 6.63% by more than six percentage points (the yield in excess of 12.63% is referred to as the "disqualified yield"). As a result, the PIK Notes are subject to the AHYDO rules, and the Company's deduction of OID on the PIK Notes is deferred until the OID is paid in cash. Furthermore, a portion of the OID (the "disqualified portion") equal to the portion of the total return on the PIK Note that bears the same ratio to the total return as the disqualified yield bears to the yield to maturity on the PIK Note will not be allowed to the Company as a deduction.
A holder of a PIK Note will treat the disqualified portion as a dividend to the extent that it would have been treated as a dividend if distributed by the Company with respect to stock in the Company, and for corporate holders any amount so treated as a dividend is eligible for the dividends received deduction permitted under the Code.

THE REGISTRATION RIGHTS AGREEMENT

          The Registration Rights Agreement entered into between the Company and the Trustee should not, absent certain defaults under such agreement (each a "Registration Default"), have a material effect on the terms of the PIK Notes. However, if the Company causes a Registration Default with respect to the PIK Notes, the interest rate on the PIK Notes will increase, thereby creating additional OID on the PIK Notes. Furthermore, any such increase could increase the yield to maturity of the PIK Notes for the time period during which the increased interest rate applied to the PIK Notes such that an additional portion of the OID on the PIK Notes would be treated as dividend income. See " -- Application of High Yield Debt Obligation Rules." The Company urges each holder to consult its tax advisor to determine the federal income tax consequences to it with respect to the possible increased interest rate caused by a Registration Default.

BACKUP WITHHOLDING

          Under the Code, a holder of a PIK Note may be subject, under certain circumstances, to "backup withholding" at a rate of 31% with respect to payments in respect of interest and OID thereon or the gross proceeds from the disposition thereof. This withholding generally applies only if the holder (i) fails to furnish his or her social security or other taxpayer identification number ("TIN"), (ii) furnishes an incorrect TIN, (iii) is notified by the Service that he or she has failed to report properly payments of interest and dividends and the Service has notified the Company that he or she is subject to backup withholding, or (iv) fails, under certain circumstances, to provide a certified statement, signed under penalty of perjury, that the TIN provided is its correct number and that it is not subject to backup withholding. Any amount withheld from a payment to a holder under the backup withholding rules does not constitute additional tax, and is allowable as a credit against such holder's federal income tax liability, provided that the required information is furnished to the Service. Holders of PIK Notes should consult their tax advisers as to their qualification for exemption from backup withholding and the procedure for obtaining such an exemption.

                                    EXPERTS

          The consolidated financial statements incorporated by reference in this Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                                 LEGAL MATTERS

          The validity of the PIK Notes offered hereby has been passed upon for the Company by Gibson, Dunn & Crutcher LLP, Dallas, Texas.

NO DEALER, SALESMAN, OR ANY OTHER PERSON HAS
BEEN AUTHORIZED TO GIVE ANY INFORMATION, OR TO
MAKE ANY REPRESENTATIONS, OTHER THAN THOSE
CONTAINED OR INCORPORATED BY REFERENCE IN THIS
PROSPECTUS IN CONNECTION WITH THE OFFER MADE
THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH
INFORMATION OR REPRESENTATIONS MUST NOT BE
RELIED UPON AS HAVING BEEN AUTHORIZED BY
THOUSAND TRAILS, INC.  NEITHER THE DELIVERY OF
THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER
SHALL UNDER ANY CIRCUMSTANCES CREATE AN
IMPLICATION THAT THERE HAS BEEN NO CHANGE IN
THE AFFAIRS OF THOUSAND TRAILS, INC. SINCE THE
DATE HEREOF.  THIS PROSPECTUS DOES NOT
CONSTITUTE AN OFFER TO SELL OR A SOLICITATION
OF AN OFFER TO BUY BY ANYONE IN ANY
JURISDICTION IN WHICH SUCH OFFER OR
SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE
PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT
QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT              THOUSAND TRAILS, INC.
UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.
                                                              $26,524,745
                                                         SENIOR SUBORDINATED
                                                             PAY-IN-KIND
                                                           NOTES DUE 2003



                 -------------
               Table of Contents

                                             Page
                                             ----
Co-Registrants.............................. (iii)
Incorporation of Certain Information
 by Reference...............................  (iv)
Available Information.......................  (iv)
Additional Information......................  (iv)
Reports to Security Holders.................  (iv)
Prospectus Summary..........................    1
Risk Factors................................    4
The Company.................................    8
Consolidated Ratios of Earnings
 to Fixed Charges...........................    9
Use of Proceeds.............................   10
Capitalization..............................   10
Business....................................   10
Selling Security Holders....................   14
Plan of Distribution........................   15
Description of PIK Notes....................   16
Certain Federal Income Tax Considerations...   35
Experts.....................................   40
Legal Matters...............................   40       PROSPECTUS
                                                        DATED OCTOBER 10, 1997

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

          The following expenses (other than the registration fee) are estimated; however, they include amounts expended in connection with pre-effective filings. None of them is to be paid by the Selling Security Holders. The Registrant anticipates that it will incur additional expenses in connection with any additional post-effective amendments to the Registration Statement and any supplements to the Prospectus included therein:


      Securities and Exchange Commission registration fee..  $ 14,569
      Blue Sky fees and expenses...........................    35,000
      Printing.............................................    10,000
      Accountants' fees and expenses.......................    10,000
      Legal fees and expenses..............................   100,000
      Registrar fees and expenses..........................     9,000
      Miscellaneous........................................     5,431
          Total............................................  $184,000
                                                             ========


Item 15.  Indemnification of Directors and Officers

          Under its Bylaws, the Registrant must indemnify its present and former directors and officers for the damages and expenses that they incur in connection with threatened or pending actions, suits, or proceedings arising because of their status as directors and officers, provided that they acted in good faith and in a manner that they reasonably believed to be in or not opposed to the best interests of the Company (or with respect to any criminal action or proceeding, provided that they had no reasonable cause to believe that their conduct was unlawful).

          The Registrant must advance funds to these individuals to enable them to defend any such threatened or pending action, suit, or proceeding. The Registrant cannot release such funds, however, until it receives an undertaking by or on behalf of the requesting individual to repay the amount if a court of competent jurisdiction ultimately determines that such individual is not entitled to indemnification. The Registrant has established trusts (the "Indemnification Trusts") that will reimburse its present and former directors and officers for any indemnifiable damages and expenses that they incur and that will advance to them defense funds. The Registrant contributed $800,000 to the Indemnification Trusts. Pursuant to the trust agreements, interest on the Indemnification Trusts corpus becomes part of the trust estate.

          The Indemnification Trusts will terminate on the earlier of: (i) the execution by a majority of the beneficiaries of a written instrument terminating the trusts, (ii) the exhaustion of the entire trust estate, or (iii) the expiration of ten years from the establishment of the trusts. The Indemnification Trusts may not terminate, however, if there is pending or threatened litigation with respect to a claim by a beneficiary against the Indemnification Trust, until: (i) a final judgment in such proceeding, (ii) the execution and delivery of a statement by such beneficiary that assertion of a threatened claim is unlikely, or (iii) the expiration of all applicable statutes of limitations. The Registrant possesses a residuary interest in the trust estates upon termination of the Indemnification Trusts.

          Section 145 of the Delaware Corporate Law provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if such person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had not reasonable cause to believe was unlawful. A similar standard of care is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with defense or settlement of such an action and then, where the person is adjudged to be liable to the corporation, only if and to the extent that the Court of Chancery of the State of Delaware or the court in which such action was brought determines that such person is fairly and reasonably entitled to such indemnity and then only for such expenses as the court shall deem proper.

          The Registrant has entered into Indemnity Agreements with its directors and officers contractually obligating the Company to provide indemnification rights substantially similar to those described above.

          The Registrant is empowered by Section 102(b)(7) of the Delaware Corporate Law to include a provision in its Certificate of Incorporation that limits a director's liability to the Registrant or its stockholders for monetary damages for breaches of his or her fiduciary duty as a director. The Registrant's Certificate of Incorporation states that directors shall not be liable for monetary damages for breaches of their fiduciary duty to the fullest extent permitted by the Delaware Corporate Law.

          The Registrant maintains directors' and officers' insurance for certain expenses and losses.

          Under the Registrant's stock option plans, the Registrant must indemnify the members of the Board of Directors of the Company and the Compensation Committee thereof, which committee administers the plans, for any damages and expenses that they incur in connection with such plans or the making of awards thereunder, so long as they act in good faith.

          Additionally, National American Corporation ("NACO"), a wholly-owned subsidiary of the Registrant and a Co-Registrant, has indemnification obligations to its directors and officers. In connection therewith, NACO contributed $200,000 to a trust. The trust will reimburse the NACO directors and officers for any indemnifiable damages and expenses that they incur and will advance defense funds to them.



ITEM 16.  EXHIBITS

Exhibit
Number                            Description
-------                           -----------

 2.1 Agreement and Plan of Merger, dated as of October 1, 1996, between the Registrant and USTrails Inc. (predecessor in interest to the Registrant) (incorporated by reference to the proxy statement/prospectus filed with the SEC on October 3, 1996 as part of the Registration Statement on Form S-4, Registration Statement No. 333-13339 (the "S-4 Registration Statement")).

 2.2 Plan of Reorganization of USTrails Inc. ("USTrails") (which was formerly known as NACO Finance Corporation), dated October 15, 1991, as supplemented (incorporated by reference to Exhibit 2.1 to USTrails' Annual Report on Form 10-K for the year ended June 30, 1992, File No. 0-19743).

 2.3 Exchange Agreement, dated as of June 11, 1992, between the Company and certain holders of Trails' 14-5/8% Senior Subordinated Notes (incorporated by reference to Exhibit 4.1 to the Company's Report on Form 8-K filed with the SEC on June 25, 1992, File No. 0-19743).

 2.4 Agreement and Plan of Merger, dated as of August 2, 1993, among the Company, Trails Acquisition, Inc., and Trails, as amended (incorporated by reference to Exhibit C(1) to the Rule 13E-3 Transaction Statement on
       Schedule 13E-3 that the Company, Trails Acquisition, Inc., and Trails originally filed with the SEC on December 21, 1993).

 2.5 Offer to Purchase for Cash USTrails' 12% Secured Notes Due 1998 and Additional Series 12% Secured Notes Due 1998 by USTrails, dated June 5, 1996 (the "Offer to Purchase") (incorporated by reference to Exhibit 99.2 to USTrails' Current Report on Form 8-K filed with the SEC on June 7, 1996, File No. 0-19743).

 2.6 Supplement to the Offer to Purchase, dated June 21, 1996 (incorporated by reference to Exhibit 2.5 to USTrails' Annual Report on Form 10-K filed with the SEC for the year ended June 30, 1996, File No. 0-19743).

 2.7 Private Placement Memorandum by USTrails offering to exchange USTrails' 12% Secured Notes Due 1998 and Additional Series 12% Secured Notes Due 1998 to certain holders of such notes, dated June 28, 1996 (the "Private Placement Memorandum") (incorporated by reference to Exhibit 2.6 to USTrails' Annual Report on Form 10-K filed with the SEC for the year ended June 30, 1996, File No. 0-19743).

 2.8 Letter of Transmittal pertaining to the transmittal of USTrails' 12% Secured Notes Due 1998 and Additional Series 12% Secured Notes Due 1998 by certain holders of such notes pursuant to the exchange offer made by USTrails in the Private Placement Memorandum (incorporated by reference to Exhibit 2.7 to USTrails' Annual Report on Form 10-K filed with the SEC for the year ended June 30, 1996, File No. 0-19743).

 2.9 Supplement to the Private Placement Memorandum, dated July 15, 1996 (incorporated by reference to USTrails' Annual Report on Form 10-K filed with the SEC for the year ended June 30, 1996, File No. 0-19743).

 2.10 Offer to Purchase for Cash the Company's 12% Senior Subordinated Pay-In-Kind Notes Due 2003, dated as of May 20, 1997 (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K filed with the SEC on July 8, 1997, File No. 0-19743).

 4.1 Indenture, dated as of July 17, 1996, among USTrails, Fleet National Bank, as Trustee, and certain other parties described therein, pertaining to USTrails' Senior Subordinated Pay-In-Kind Notes Due 2003 (the "Indenture") (incorporated by reference to Exhibit 4.36 to USTrails' Annual Report on Form 10-K filed with the SEC for the year ended June 30,
       1996).

 4.2 First Supplemental Indenture, dated as of November 20, 1996, by and among the Registrant, each subsidiary of the Registrant named as a subsidiary guarantor therein and Fleet National Bank, as Trustee (incorporated by reference to Exhibit 4.2 to the Form 8-B filed by the Registrant with the SEC on November 27, 1996).

 4.3 Form of Senior Subordinated Pay-In-Kind Note Due 2003 (incorporated by reference to Exhibit 4.37 to USTrails' Annual Report on Form 10-K filed with the SEC for the year ended June 30, 1996, File No. 0-19743).

 4.4 Registration Rights Agreement, dated as of July 17, 1996, between USTrails and Fleet National Bank as Trustee (incorporated by reference to
       Exhibit 4.38 to USTrails' Annual Report on Form 10-K filed with the SEC for the year ended June 30, 1996, File No. 0-19743).

 5.1 Opinion of Gibson, Dunn & Crutcher LLP, counsel to the Registrant, as to the validity of the securities being registered.

10.1 Loan Agreement, dated as of December 31, 1991, between USTrails and NACO (incorporated by reference to Exhibit 10.27 to USTrails' Annual Report on Form 10-K for the year ended June 30, 1992, File No. 0-19743).

10.2 First Amendment to Loan Agreement, dated as of May 20, 1993, between USTrails and NACO (incorporated by reference to Exhibit 10.48 to USTrails' Annual Report on Form 10-K for the year ended June 30, 1993, File No. 0-19743).

10.3 Second Amendment to Loan Agreement, dated as of November 10, 1994, between USTrails and NACO (incorporated by reference to Exhibit 10.3 to USTrails' Annual Report on Form 10-K for the year ended June 30, 1995, File No. 0-19743).

10.4 Third Amendment to Loan Agreement, dated as of July 1, 1996, between NACO and the Registrant.

10.5 Amended and Restated Revolving Credit Note, dated as of July 1, 1996, pursuant to which the Registrant provides a $40,000,000 revolving credit facility to NACO.

10.6 Amended and Restated Term Loan Note, dated as of July 1, 1996, pursuant to which the Registrant provided a $10,765,000 term loan to NACO.

10.7 Guaranty, dated as of December 31, 1991, pursuant to which the subsidiaries of NACO guaranteed certain amounts that NACO owes USTrails (incorporated by reference to Exhibit 10.5 to USTrails' Registration Statement No. 33-73284 on Form S-2, originally filed with the SEC on December 22, 1993, File No. 0-19743).

10.8 Release From Guaranty, dated as of May 31, 1993, among certain subsidiaries of USTrails, USTrails, and Shawmut Bank Connecticut, National Association, as Trustee (incorporated by reference to Exhibit
       10.56 to USTrails' Registration Statement No. 33-571261 on Form S-2, originally filed with the SEC on January 15, 1993, File No. 0-19743).

10.9 Release under Loan Agreement and Security Agreement, dated as of May 31, 1993, among certain subsidiaries of USTrails, USTrails, and Shawmut Bank Connecticut, National Association, as Trustee (incorporated by reference to Exhibit 10.57 to USTrails' Registration Statement No. 33-571261 on Form S-2, originally filed with the SEC on January 15, 1993, File No. 0-19743).

10.10 Security Agreement, dated as of December 31, 1991, pursuant to which NACO granted to USTrails a security interest in substantially all of its personal and real property including the pledge of NACO's stock in its subsidiaries as required by the credit agreement between USTrails and NACO (incorporated by reference to Exhibit 10.31 to USTrails' Annual Report on Form 10-K for the year ended June 30. 1992, File No. 0-19743).

10.11  First Supplement and Amendment to Security Agreement, dated as of May
       20, 1993, among NACO and certain of its subsidiaries, RPI, USTrails, and Shawmut Bank Connecticut, National Association, as Trustee (incorporated by reference to Exhibit 10.53 to USTrails' Registration Statement No. 33-571261 on Form S-2, originally filed with the SEC on January 15, 1993, File No. 0-19743).

10.12 Form of Mortgage from NACO and its subsidiaries to USTrails pursuant to the credit agreement between USTrails and NACO (incorporated by reference to Exhibit 10.32 to USTrails' Annual Report on Form 10-K for the year ended June 30, 1992), and schedule of documents substantially identical to the Form of Mortgage (incorporated by reference to Exhibit 10.55 to USTrails' Registration Statement No. 33-571261 on Form S-2, originally filed with the SEC on January 15, 1993, File No. 0-19743).

10.13 Form of First Amendment to Mortgage from NACO and its subsidiaries to USTrails amending certain terms of a Mortgage that previously granted a beneficial security interest in certain property to USTrails pursuant to the credit agreement between USTrails and NACO, and schedule of documents substantially identical to the Form of First Amendment to Mortgage (incorporated by reference to Exhibit 10.13 to USTrails' Annual Report on Form 10-K for the year ended June 30, 1995, File No. 0-19743).

10.14 Loan and Security Agreement, dated as of July 10, 1996 (the "Loan Agreement"), between USTrails and Foothill Capital Corporation (incorporated by reference to Exhibit 10.19 to USTrails' Annual Report on Form 10-K filed with the SEC for the year ended June 30, 1996, File No. 0-19743).

10.15 First Amendment to Loan and Security Agreement, dated as of May 16, 1997, between the Company and Foothill Capital Corporation (incorporated by reference to Exhibit 99.2 to the Company's Current Report on Form 8-K filed with the SEC on July 8, 1997, File No. 0-19743).

10.16 Secured Promissory Note (Account Note), dated July 10, 1996, from USTrails payable to Foothill Capital Corporation (incorporated by reference to Exhibit 10.20 to USTrails' Annual Report on Form 10-K filed with the SEC for the year ended June 30, 1996, File No. 0-19743).

10.17 Secured Promissory Note (Term Note), dated July 10, 1996, from USTrails payable to Foothill Capital Corporation (incorporated by reference to Exhibit 10.21 to USTrails' Annual Report on Form 10-K filed with the SEC for the year ended June 30, 1996, File No. 0-19743).

10.18 Form of Pledge and Security Agreement, dated as of July 10, 1996, between USTrails and Foothill Capital Corporation, and schedule of documents substantially identical to the form of Pledge and Security Agreement (incorporated by reference to Exhibit 10.22 to USTrails' Annual Report on Form 10-K filed with the SEC for the year ended June 30, 1996, File No. 0-19743).

10.19 Form of Mortgage, dated as of July 10, 1996, to grant liens to Foothill Capital Corporation to secure USTrails' obligations under the Loan Agreement, and schedule of documents substantially identical to the form of Mortgage (incorporated by reference to Exhibit 10.23 to USTrails' Annual Report on Form 10-K filed with the SEC for the year ended June 30, 1996, File No. 0-19743).

10.20 Form of Assignment of Indebtedness and Mortgage, dated as of July 10, 1996, transferring the liens securing certain indebtedness that NACO owes to USTrails to Foothill Capital Corporation under the Loan Agreement, and schedule of documents substantially identical to the form of Assignment of Indebtedness and Mortgage (incorporated by reference to Exhibit 10.24 to USTrails' Annual Report on Form 10-K filed with the SEC for the year ended June 30, 1996, File No. 0-19743).

10.21 Form of Subordination Agreement, dated as of July 10, 1996, between USTrails and Foothill Capital Corporation, subordinating the security interests under the credit agreement between USTrails and NACO to the security interests under the Loan Agreement, and schedule of documents substantially identical to the form of Subordination Agreement (incorporated by reference to Exhibit 10.25 to USTrails' Annual Report on Form 10-K filed with the SEC for the year ended June 30, 1996, File No. 0-19743).

10.22 USTrails' 1991 Employee Stock Incentive Plan (incorporated by reference to Exhibit 10.40 to USTrails' Annual Report on Form 10-K for the year ended June 30, 1992, File No. 0-19743).

10.23 USTrails' 1993 Stock Option and Restricted Stock Purchase Plan (incorporated by reference to Exhibit 10.22 to USTrails' Registration Statement No. 33-73284 on Form S-2, originally filed with the SEC on December 22, 1993, File No. 0-19743).

10.24  USTrails' 1993 Director Stock Option Plan (incorporated by reference to
       Exhibit 10.23 to USTrails' Registration Statement No. 33-73284 on Form S-2, originally filed with the SEC on December 22, 1993, File No. 0-19743).

10.25 Amendment No. 1 to USTrails' 1991 Employee Stock Incentive Plan (incorporated by reference to Exhibit 10.8 to USTrails' Quarterly Report on Form 10-Q for the period ending September 30, 1996, File No. 0-19743).

10.26 Amendment No. 1 to USTrails' 1993 Stock Option and Restricted Stock Purchase Plan (incorporated by reference to Exhibit 10.9 to USTrails' Quarterly Report on Form 10-Q for the period ending September 30, 1996, File No. 0-19743).

10.27 Amendment No. 1 to USTrails' 1993 Director Stock Option Plan (incorporated by reference to Exhibit 10.10 to USTrails' Quarterly Report on Form 10-Q for the period ending September 30, 1996, File No. 0-19743).

10.28 Stock Option Agreement, dated as of August 1, 1996 between USTrails and William J. Shaw (incorporated by reference to Exhibit 10.26 to the Form 8-B filed by the Registrant with the SEC on November 27, 1996, File No. 0-19743).

10.29 Assumption of Obligations, dated as of November 20, 1996, by the Registrant, assuming the obligations of USTrails under the USTrails Inc. 1991 Employee Stock Incentive Plan, as amended; the USTrails Inc. 1993 Stock Option and Restricted Stock Purchase Plan, as amended; the USTrails Inc. 1993 Director Stock Option Plan, as amended; Warrant Certificates originally issued on December 31, 1991, June 12, and March 2, 1994 to May 16, 1995; and the Stock Option Agreement, dated as of August 1, 1996, between USTrails and William J. Shaw (incorporated by reference to Exhibit 10.27 to the Form 8-B filed by the Registrant with the SEC on November 27, 1996, File No. 0-19743).

10.30 Employment Agreement, dated as of May 11, 1995, between USTrails and William J. Shaw, and related Standby Letter of Credit, dated September 22, 1995, issued by The Bank of California, N.A., for the benefit of Mr. Shaw, and Letter, dated September 20, 1995, from The Wyatt Company, regarding Mr. Shaw's Employment Agreement (incorporated by reference to
       Exhibit 10.25 to USTrails' Annual Report on Form 10-K for the year ended June 30, 1995, File No. 0-19743).

10.31 Letter dated June 29, 1996, from William J. Shaw to USTrails, regarding Mr. Shaw's election to receive the Enterprise Bonus payable under his Employment Agreement, and Letter, dated

       July 8, 1996, from Deloitte & Touche LLP, regarding the computation of the amount of the Enterprise Bonus payable to Mr. Shaw under his Employment Agreement (incorporated by reference to Exhibit 10.30 to USTrails' Annual Report on Form 10-K for the year ended June 30, 1996, File No. 0-19743).

10.32 Amended and Restated Employment Agreement, dated as of September 10, 1992, among NACO, USTrails, RPI, and William F. Dawson (incorporated by reference to Exhibit 10.49 to USTrails' Annual Report on Form 10-K for the year ended June 30, 1993, File No. 0-19743), and Letter, dated December 1, 1995, from RPI to William F. Dawson, regarding certain compensation arrangements (incorporated by reference to Exhibit 10.4 to USTrails' Quarterly on Form 10-Q for the quarter ended December 31, 1995, File No. 0-19743).

10.33 Amended and Restated Employment Agreement, dated as of December 2, 1992, among NACO, USTrails and Walter B. Jaccard (incorporated by reference to
       Exhibit 10.1 to USTrails' Quarterly Report on Form 10-Q for the quarter ended December 31, 1992), and amendment dated November 15, 1994 (incorporated by reference to Exhibit 10.30 to USTrails' Annual Report on Form 10-K for the year ended June 30, 1995, File No. 0-19743), and amendment dated December 7, 1995 (incorporated by reference to Exhibit
       10.1 to USTrails' Quarterly Report on Form 10-Q for the quarter ended December 31, 1995, File No. 0-19743).

10.34 Amended and Restated Employment Agreement, dated as of October 21, 1993, between USTrails and Harry J. White, Jr. (incorporated by reference to
       Exhibit 99.3 to USTrails' Quarterly Report on Form l0-Q for the quarter ended September 30, 1993, File No. 0-19743), and amendment dated December 7, 1995 (incorporated by reference to Exhibit 10.2 to USTrails' Quarterly Report on Form 10-Q for the quarter ended December 31, 1995, File No. 0-19743).

10.35  Employment Agreement, dated as of August 31, 1995, between USTrails and
       R. Gerald Gelinas (incorporated by reference to Exhibit 10.32 to USTrails' Annual Report on Form 10-K for the year ended June 30, 1995, File No. 0-19743).

10.36 Indemnification Agreement, dated as of February 18, 1992, between USTrails and Andrew Boas (incorporated by reference to Exhibit 10.23 to USTrails' Annual Report on Form 10-K for the year ended June 30, 1992, File No. 0-19743), and schedule of substantially identical Indemnification Agreements (incorporated by reference to Exhibit 10.33 to USTrails' Annual Report on Form 10-K for the year ended June 30, 1995, File No. 0-19743).

10.37 Indemnification Agreement, dated as of September 1, 1995, between USTrails and William J. Shaw, and schedule of substantially identical Indemnification Agreements (incorporated by reference to Exhibit 10.36 to USTrails' Annual Report on Form 10-K filed with the SEC for the year ended June 30, 1996, File No. 0-19743).

10.38 Indemnification Agreement, dated as of September 1, 1995, between NACO and William J. Shaw, and schedule of substantially identical Indemnification Agreements (incorporated by reference to Exhibit 10.37 to USTrails' Annual Report on Form 10-K filed with the SEC for the year ended June 30, 1996, File No. 0-19743).

10.39 Indemnification Agreement, dated as of May 8, 1991, between USTrails and Donald W. Hair, and schedule of substantially identical Indemnification Agreements (incorporated by reference to Exhibit 10.38 to USTrails' Annual Report on Form 10-K filed with the SEC for the year ended June 30, 1996, File No. 0-19743).

10.40 Indemnification Agreement, dated as of November 20, 1996, between the Registrant and William J. Shaw and schedule of substantially identical Indemnification Agreements.

10.41 Lease, dated February 24, 1994, as amended, between Carter-Crowley Properties, Inc. as lessor, and USTrails as lessee, relating to USTrails' offices in Dallas, Texas (incorporated by reference to Exhibit 10.35 to USTrails' Annual Report on Form 10-K for the year ended June 30, 1994, File No. 0-19743).

10.42 Lease, dated October 7, 1987, as amended, between Hardy Court Shopping Center, Inc. as lessor, and NACO as lessee, relating to NACO's offices in Gautier, Mississippi (incorporated by reference to Exhibit 10.36 to USTrails' Annual Report on Form 10-K for the year ended June 30, 1994, File No. 0-19743).

10.43 Grantor Trust Agreement, dated as of September 30, 1991, between Union Bank of California, N.A. (formerly known as The Bank of California, N.A.) and Old Trails (the "Old Trails Trust Agreement") (incorporated by reference to Trails' Annual Report on Form 10-K for the year ended June 30, 1992, File No. 0-9246).

10.44 Supplement No. 1 to Grantor Trust Agreement, dated as of July 16, 1996, by USTrails in favor of Union Bank of California, N.A. (formerly known as The Bank of California, N.A.) supplementing the Old Trails Trust Agreement.

10.45 Supplement No. 2 to Grantor Trust Agreement, dated as of November 20, 1996, by the Registrant in favor of Union Bank of California, N.A. (formerly known as The Bank of California, N.A.) supplementing the Old Trails Trust Agreement.

10.46 Grantor Trust Agreement, dated as of September 30, 1991, between Union Bank of California, N.A. (formerly known as The Bank of California, N.A.) and NACO (incorporated by reference to Exhibit 10.43 to USTrails' Annual Report on Form 10-K for the year ended June 30, 1992, File No. 0-19743).

10.47 Grantor Trust Agreement, dated May 8, 1991, between USTrails and Texas Commerce Bank, N.A. (the "TCB Trust Agreement") (incorporated by reference to Exhibit 10.41 to USTrails' Annual Report on Form 10-K for the year ended June 30, 1992, File No. 0-19743).

10.48 Supplement and Succession Agreement to Grantor Trust Agreement, dated as of October 13, 1992, among Union Bank of California, N.A. (formerly known as The Bank of California, N.A.), Texas Commerce Bank, National Association, USTrails, and certain beneficiaries under the TCB Trust Agreement (incorporated by reference to Exhibit 10.51 to USTrails' Registration Statement No. 33-571261 on Form S-2, originally filed with the SEC on January 15, 1993, File No. 0-19743).

10.49 Supplement to Grantor Trust Agreement, dated as of November 20, 1996, by the Registrant in favor of Union Bank of California, N.A. supplementing the TCB Trust Agreement (incorporated by reference to Exhibit 10.43 to the Form 8-B filed by the Registrant with the SEC on November 27, 1996, File No. 0-19743).

10.50 Trust Agreement, dated as of July 22, 1992, establishing USTrails' Flexible Benefits Plan Trust Fund (incorporated by reference to Exhibit
       10.45 to USTrails' Annual Report on Form 10-K for the year ended June 30, 1992, File No. 0-19743).

10.51 USTrails Inc. Employee Savings Trust, dated as of July 1, 1994, between USTrails and its subsidiaries and The Bank of California, N.A., as trustee (incorporated by reference to Exhibit 10.42 to USTrails' Annual Report on Form 10-K for the year ended June 30, 1994, File No. 0-19743).

10.52 Tax Allocation Agreement, dated as of September 10, 1992, between USTrails and Resort Parks International (incorporated by reference to
       Exhibit 99.6 to USTrails' Quarterly Report on Form 10-Q for the quarter ended September 30, 1993, File No. 0-19743).

10.53 Tax Allocation Agreement, dated as of July 1, 1991, between USTrails and NACO (incorporated by reference to Exhibit 10.44 to USTrails' Annual Report on Form 10-K for the year ended June 30, 1994, File No. 0-19743).

10.54 Tax Allocation Agreement, dated as of October 29, 1993, between USTrails and Wilderness Management (incorporated by reference to Exhibit 10.46 to USTrails' Annual Report on Form 10-K for the year ended June 30, 1994, File No. 0-19743).

10.55 Sample form of current Membership Contract (incorporated by reference to Exhibit 10.54 to the Company's Annual Report on Form 10-K filed with the SEC for the year ended June 30, 1997, File No. 0-19743).

11.1 Statement re: Computation of Per Share Earnings (incorporated by reference to Exhibit 11.1 to the Company's Annual Report on Form 10-K filed with the SEC for the year ended June 30, 1997, File No. 0-19743).

12.1   Statement of computation of ratio of earnings to fixed charges.

13.1   The Company's Annual Report on Form 10-K for the year ended June 30,
       1997.

13.2 The Company's Proxy Statement for the 1997 Annual Meeting of the Company filed on October 3, 1997.

21.1 Subsidiaries of the Registrant (incorporated by reference to Exhibit 11.1 to the Company's Annual Report on Form 10-K filed with the SEC for the year ended June 30, 1997, File No. 0-19743).

23.1   Consent of Gibson, Dunn & Crutcher LLP (included in Exhibit 5.1).

23.2   Consent of Arthur Andersen LLP.

24.1 Power of Attorney (see signature page of this Registration Statement, as filed on January 7, 1997).

25.1   Statement of Eligibility of the Trustee on Form T-1.

99.1 Form of Compliance Agreement between the Registrant and Selling Security Holders.

99.2 Supplement to Compliance Agreement between the Registrant and Selling Security Holders.

99.3 Additional Supplement to Compliance Agreement between the Registrant and Selling Security Holders.

ITEM 17.  UNDERTAKINGS

          (a) The Registrant hereby undertakes:

               (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration
                    Statement:

                    (i) To include any prospectus required by section 10(a)(3) of the Securities Act;

                    (ii) To reflect in the prospectus any facts or events
                         arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation Registration Fee" table in the effective Registration Statement.

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement.

               (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

               (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceedings) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                         [SIGNATURES ON THE NEXT PAGE]

                                   SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant and the Co-Registrants named below have duly caused this Post-Effective Amendment No. 1 to Registration Statement to be signed on their behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on the 10th day of October, 1997.

                              THOUSAND TRAILS, INC.,

                              A DELAWARE CORPORATION

                              By: /s/ William J. Shaw
                                 -----------------------------------------------
                              Name: William J. Shaw
                              Title:  President and Chief Executive Officer

                              CO-REGISTRANTS:
                              --------------

                              BEECH MOUNTAIN LAKES CORPORATION
                              CAROLINA LANDING CORPORATION
                              CARRIAGE MANOR CORPORATION
                              CHEROKEE LANDING CORPORATION
                              CHIEF CREEK CORPORATION
                              COAST FINANCIAL SERVICES, INC.
                              DIXIE RESORT CORPORATION
                              FOXWOOD CORPORATION
                              G L LAND DEVELOPMENT, INC.
                              LAKE ROYALE CORPORATION
                              LAKE TANSI VILLAGE, INC.
                              LML RESORT CORPORATION
                              NATCHEZ TRACE WILDERNESS PRESERVE CORPORATION NATIONAL AMERICAN CORPORATION
                              QUAIL HOLLOW PLANTATION CORPORATION
                              QUAIL HOLLOW VILLAGE, INC.
                              RECREATION LAND CORPORATION
                              RECREATION PROPERTIES, INC.
                              RESORT LAND CORPORATION
                              TANSI RESORT, INC.
                              THE KINSTON CORPORATION
                              THE VILLAS OF HICKORY HILLS, INC.
                              THOUSAND TRAILS (CANADA) INC.
                              TT OFFSHORE, LTD.
                              UST WILDERNESS MANAGEMENT CORPORATION
                              WESTERN FUN CORPORATION

                              WESTWIND MANOR CORPORATION
                              WOLF RUN MANOR CORPORATION

                              By: /s/ William J. Shaw
                                 -----------------------------------------------
                              Name: William J. Shaw
                              Title:  President and Chief Executive Officer

                              RESORT PARKS INTERNATIONAL, INC.

                              By: /s/ William F. Dawson*
                                 -----------------------------------------------
                              Name: William F. Dawson
                              Title:  Chief Executive Officer

                              *By:    /s/ William J. Shaw
                                   ---------------------------------------------
                                      William J. Shaw
                                      ---------------
                                      Attorney-in-fact
                                      ----------------

          Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on October 10, 1997.

REGISTRANT OFFICERS AND DIRECTORS

          Signature                                 Title
------------------------------- ------------------------------------------------

 /s/ William J. Shaw            Director, Chairman of the Board, President and
------------------------------- Chief Executive Officer (principal executive
William J. Shaw                 officer)

 /s/ Harry J. White, Jr.*       Vice President, Chief Financial Officer, Chief
------------------------------- Accounting Officer and Treasurer (principal
Harry J. White, Jr.             financial and accounting officer)

 /s/ Andrew M. Boas*            Director
-------------------------------
Andrew M. Boas

 /s/ William P. Kovacs*         Director
-------------------------------
William P. Kovacs

 /s/ Donald R. Leopold*         Director
-------------------------------
Donald R. Leopold

 /s/ H. Sean Mathis*            Director
-------------------------------
H. Sean Mathis

 /s/ Douglas K. Nelson*         Director
-------------------------------
Douglas K. Nelson

*By:  /s/ William J. Shaw
     --------------------------
         William J. Shaw
         Attorney-in-fact

CO-REGISTRANT OFFICERS AND DIRECTORS (OTHER THAN RESORT PARKS INTERNATIONAL, INC. AND COAST FINANCIAL SERVICES, INC.)

          Signature                                 Title
------------------------------- ------------------------------------------------
 /s/ William J. Shaw            Director, President
-------------------------------
William J. Shaw

 /s/ Harry J. White, Jr.*       Director*, Vice President and Assistant
------------------------------- Secretary
Harry J. White, Jr.

 /s/ Kenneth E. Hendrycy*       Director, Vice President and Secretary or
------------------------------- Assistant Secretary
Kenneth E. Hendrycy

 /s/ Walter B. Jaccard*         Director, Vice President and Secretary or
------------------------------- Assistant Secretary
Walter B. Jaccard

 /s/ David A. McCrum*           Treasurer
-------------------------------
David A. McCrum
_________________
* National American Corporation only

*By: /s/ William J. Shaw
     --------------------------
         William J. Shaw
         Attorney-in-fact

RESORT PARKS INTERNATIONAL, INC.

          Signature                                 Title
------------------------------- ------------------------------------------------

 /s/ William J. Shaw            Director, Vice President
-------------------------------
William J. Shaw

 /s/ Harry J. White, Jr.*       Vice President and Assistant Secretary
-------------------------------
Harry J. White, Jr.

 /s/ William F. Dawson*         Chief Executive Officer
-------------------------------
William F. Dawson

 /s/ Kenneth E. Hendrycy*       Director, Vice President and Assistant Secretary
-------------------------------
Kenneth E. Hendrycy

 /s/ Walter B. Jaccard*         Director, Vice President and Secretary
-------------------------------
Walter B. Jaccard
 /s/ Richard D. Kemp*           President and Chief Operations Officer
-------------------------------
Richard D. Kemp

 /s/ David A. McCrum*           Treasurer
-------------------------------
David A. McCrum

*By: /s/ William J. Shaw
     --------------------------
         William J. Shaw
         Attorney-in-fact

                               POWER OF ATTORNEY

          KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below does hereby constitute and appoint William J. Shaw and Walter B. Jaccard, and each of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including, without limitation, post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, and each of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

          Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on October 10, 1997.

COAST FINANCIAL SERVICES, INC.

          Signature                                 Title
------------------------------- ------------------------------------------------

 /s/ William J. Shaw            Director, President and Chief Executive Officer
-------------------------------
William J. Shaw

 /s/ Harry J. White, Jr.        Director, Vice President and Chief Financial
------------------------------- Officer
Harry J. White, Jr.

 /s/ Walter B. Jaccard          Director, Vice President and Secretary
-------------------------------
Walter B. Jaccard

 /s/ David A. McCrum            Vice President and Treasurer
-------------------------------
David A. McCrum

                               INDEX TO EXHIBITS

Exhibit
Number  Description
------  -----------

 2.1 Agreement and Plan of Merger, dated as of October 1, 1996, between the Registrant and USTrails Inc. (predecessor in interest to the Registrant) (incorporated by reference to the proxy statement/prospectus filed with the SEC on October 3, 1996 as part of the Registration Statement on Form S-4, Registration Statement No. 333-13339 (the "S-4 Registration Statement")).

 2.2 Plan of Reorganization of USTrails Inc. ("USTrails") (which was formerly known as NACO Finance Corporation), dated October 15, 1991, as supplemented (incorporated by reference to Exhibit 2.1 to USTrails' Annual Report on Form 10-K for the year ended June 30, 1992, File No. 0-19743).

 2.3 Exchange Agreement, dated as of June 11, 1992, between the Company and certain holders of Trails' 14-5/8% Senior Subordinated Notes (incorporated by reference to Exhibit 4.1 to the Company's Report on Form 8-K filed with the SEC on June 25, 1992, File No. 0-19743).


 2.4 Agreement and Plan of Merger, dated as of August 2, 1993, among the Company, Trails Acquisition, Inc., and Trails, as amended (incorporated by reference to Exhibit C(1) to the Rule 13E-3 Transaction Statement on
       Schedule 13E-3 that the Company, Trails Acquisition, Inc., and Trails originally filed with the SEC on December 21, 1993).

 2.5 Offer to Purchase for Cash USTrails' 12% Secured Notes Due 1998 and Additional Series 12% Secured Notes Due 1998 by USTrails, dated June 5, 1996 (the "Offer to Purchase") (incorporated by reference to Exhibit 99.2 to USTrails' Current Report on Form 8-K filed with the SEC on June 7, 1996, File No. 0-19743).

 2.6 Supplement to the Offer to Purchase, dated June 21, 1996 (incorporated by reference to Exhibit 2.5 to USTrails' Annual Report on Form 10-K filed with the SEC for the year ended June 30, 1996, File No. 0-19743).

 2.7 Private Placement Memorandum by USTrails offering to exchange USTrails' 12% Secured Notes Due 1998 and Additional Series 12% Secured Notes Due 1998 to certain holders of such notes, dated June 28, 1996 (the "Private Placement Memorandum") (incorporated by reference to Exhibit 2.6 to USTrails' Annual Report on Form 10-K filed with the SEC for the year ended June 30, 1996, File No. 0-19743).

 2.8 Letter of Transmittal pertaining to the transmittal of USTrails' 12% Secured Notes Due 1998 and Additional Series 12% Secured Notes Due 1998 by certain holders of such notes pursuant to the exchange offer made by USTrails in the Private Placement Memorandum (incorporated by reference to Exhibit 2.7 to USTrails' Annual Report on Form 10-K filed with the SEC for the year ended June 30, 1996, File No. 0-19743).

 2.9 Supplement to the Private Placement Memorandum, dated July 15, 1996 (incorporated by reference to USTrails' Annual Report on Form 10-K filed with the SEC for the year ended June 30, 1996, File No. 0-19743).

 2.10 Offer to Purchase for Cash the Company's 12% Senior Subordinated Pay-In-Kind Notes Due 2003, dated as of May 20, 1997 (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K filed with the SEC on July 8, 1997, File No. 0-19743).

 4.1 Indenture, dated as of July 17, 1996, among USTrails, Fleet National Bank, as Trustee, and certain other parties described therein, pertaining to USTrails' Senior Subordinated Pay-In-Kind Notes Due 2003 (the "Indenture") (incorporated by reference to Exhibit 4.36 to USTrails' Annual Report on Form 10-K filed with the SEC for the year ended June 30,
       1996).

 4.2 First Supplemental Indenture, dated as of November 20, 1996, by and among the Registrant, each subsidiary of the Registrant named as a subsidiary guarantor therein and Fleet National Bank, as Trustee (incorporated by reference to Exhibit 4.2 to the Form 8-B filed by the Registrant with the SEC on November 27, 1996).

 4.3 Form of Senior Subordinated Pay-In-Kind Note Due 2003 (incorporated by reference to Exhibit 4.37 to USTrails' Annual Report on Form 10-K filed with the SEC for the year ended June 30, 1996, File No. 0-19743).

 4.4 Registration Rights Agreement, dated as of July 17, 1996, between USTrails and Fleet National Bank as Trustee (incorporated by reference to
       Exhibit 4.38 to USTrails' Annual Report on Form 10-K filed with the SEC for the year ended June 30, 1996, File No. 0-19743).

 5.1* Opinion of Gibson, Dunn & Crutcher LLP, counsel to the Registrant, as to the validity of the securities being registered.

 10.1 Loan Agreement, dated as of December 31, 1991, between USTrails and NACO (incorporated by reference to Exhibit 10.27 to USTrails' Annual Report on Form 10-K for the year ended June 30, 1992, File No. 0-19743).

 10.2 First Amendment to Loan Agreement, dated as of May 20, 1993, between USTrails and NACO (incorporated by reference to Exhibit 10.48 to USTrails' Annual Report on Form 10-K for the year ended June 30, 1993, File No. 0-19743).

 10.3 Second Amendment to Loan Agreement, dated as of November 10, 1994, between USTrails and NACO (incorporated by reference to Exhibit 10.3 to USTrails' Annual Report on Form 10-K for the year ended June 30, 1995, File No. 0-19743).

 10.4* Third Amendment to Loan Agreement, dated as of July 1, 1996, between
       NACO and the Registrant.

 10.5* Amended and Restated Revolving Credit Note, dated as of July 1, 1996, pursuant to which the Registrant provides a $40,000,000 revolving credit facility to NACO.

 10.6* Amended and Restated Term Loan Note, dated as of July 1, 1996, pursuant to which the Registrant provided a $10,765,000 term loan to NACO.

 10.7 Guaranty, dated as of December 31, 1991, pursuant to which the subsidiaries of NACO guaranteed certain amounts that NACO owes USTrails (incorporated by reference to Exhibit 10.5 to USTrails' Registration Statement No. 33-73284 on Form S-2, originally filed with the SEC on December 22, 1993, File No. 0-19743).

 10.8 Release From Guaranty, dated as of May 31, 1993, among certain subsidiaries of USTrails, USTrails, and Shawmut Bank Connecticut, National Association, as Trustee (incorporated by reference to Exhibit
       10.56 to USTrails' Registration Statement No. 33-571261 on Form S-2, originally filed with the SEC on January 15, 1993, File No. 0-19743).

 10.9 Release under Loan Agreement and Security Agreement, dated as of May 31, 1993, among certain subsidiaries of USTrails, USTrails, and Shawmut Bank Connecticut, National Association, as Trustee (incorporated by reference to Exhibit 10.57 to USTrails' Registration Statement No. 33-571261 on Form S-2, originally filed with the SEC on January 15, 1993, File No. 0-19743).

 10.10 Security Agreement, dated as of December 31, 1991, pursuant to which NACO granted to USTrails a security interest in substantially all of its personal and real property including the pledge of NACO's stock in its subsidiaries as required by the credit agreement between USTrails and NACO (incorporated by reference to Exhibit 10.31 to USTrails' Annual Report on Form 10-K for the year ended June 30. 1992, File No. 0-19743).

 10.11 First Supplement and Amendment to Security Agreement, dated as of May
       20, 1993, among NACO and certain of its subsidiaries, RPI, USTrails, and Shawmut Bank Connecticut, National Association, as Trustee (incorporated by reference to Exhibit 10.53 to USTrails' Registration Statement No. 33-571261 on Form S-2, originally filed with the SEC on January 15, 1993, File No. 0-19743).

 10.12 Form of Mortgage from NACO and its subsidiaries to USTrails pursuant to the credit agreement between USTrails and NACO (incorporated by reference to Exhibit 10.32 to USTrails' Annual Report on Form 10-K for the year ended June 30, 1992), and schedule of documents substantially identical to the Form of Mortgage (incorporated by reference to Exhibit 10.55 to USTrails' Registration Statement No. 33-571261 on Form S-2, originally filed with the SEC on January 15, 1993, File No. 0-19743).

 10.13 Form of First Amendment to Mortgage from NACO and its subsidiaries to USTrails amending certain terms of a Mortgage that previously granted a beneficial security interest in certain property to USTrails pursuant to the credit agreement between USTrails and NACO, and schedule of documents substantially identical to the Form of First Amendment to Mortgage (incorporated by reference to Exhibit 10.13 to USTrails' Annual Report on Form 10-K for the year ended June 30, 1995, File No. 0-19743).

 10.14 Loan and Security Agreement, dated as of July 10, 1996 (the "Loan Agreement"), between USTrails and Foothill Capital Corporation (incorporated by reference to Exhibit 10.19 to USTrails' Annual Report on Form 10-K filed with the SEC for the year ended June 30, 1996, File No. 0-19743).

 10.15 First Amendment to Loan and Security Agreement, dated as of May 16, 1997, between the Company and Foothill Capital Corporation (incorporated by reference to Exhibit 99.2 to the

       Company's Current Report on Form 8-K filed with the SEC on July 8, 1997, File No. 0-19743).

 10.16 Secured Promissory Note (Account Note), dated July 10, 1996, from USTrails payable to Foothill Capital Corporation (incorporated by reference to Exhibit 10.20 to USTrails' Annual Report on Form 10-K filed with the SEC for the year ended June 30, 1996, File No. 0-19743).

 10.17 Secured Promissory Note (Term Note), dated July 10, 1996, from USTrails payable to Foothill Capital Corporation (incorporated by reference to Exhibit 10.21 to USTrails' Annual Report on Form 10-K filed with the SEC for the year ended June 30, 1996, File No. 0-19743).

 10.18 Form of Pledge and Security Agreement, dated as of July 10, 1996, between USTrails and Foothill Capital Corporation, and schedule of documents substantially identical to the form of Pledge and Security Agreement (incorporated by reference to Exhibit 10.22 to USTrails' Annual Report on Form 10-K filed with the SEC for the year ended June 30, 1996, File No. 0-19743).

 10.19 Form of Mortgage, dated as of July 10, 1996, to grant liens to Foothill Capital Corporation to secure USTrails' obligations under the Loan Agreement, and schedule of documents substantially identical to the form of Mortgage (incorporated by reference to Exhibit 10.23 to USTrails' Annual Report on Form 10-K filed with the SEC for the year ended June 30, 1996, File No. 0-19743).

 10.20 Form of Assignment of Indebtedness and Mortgage, dated as of July 10, 1996, transferring the liens securing certain indebtedness that NACO owes to USTrails to Foothill Capital Corporation under the Loan Agreement, and schedule of documents substantially identical to the form of Assignment of Indebtedness and Mortgage (incorporated by reference to Exhibit 10.24 to USTrails' Annual Report on Form 10-K filed with the SEC for the year ended June 30, 1996, File No. 0-19743).

 10.21 Form of Subordination Agreement, dated as of July 10, 1996, between USTrails and Foothill Capital Corporation, subordinating the security interests under the credit agreement between USTrails and NACO to the security interests under the Loan Agreement, and schedule of documents substantially identical to the form of Subordination Agreement (incorporated by reference to Exhibit 10.25 to USTrails' Annual Report on Form 10-K filed with the SEC for the year ended June 30, 1996, File No. 0-19743).

 10.22 USTrails' 1991 Employee Stock Incentive Plan (incorporated by reference to Exhibit 10.40 to USTrails' Annual Report on Form 10-K for the year ended June 30, 1992, File No. 0-19743).

 10.23 USTrails' 1993 Stock Option and Restricted Stock Purchase Plan (incorporated by reference to Exhibit 10.22 to USTrails' Registration Statement No. 33-73284 on Form S-2, originally filed with the SEC on December 22, 1993, File No. 0-19743).

 10.24 USTrails' 1993 Director Stock Option Plan (incorporated by reference to
       Exhibit 10.23 to USTrails' Registration Statement No. 33-73284 on Form S-2, originally filed with the SEC on December 22, 1993, File No. 0-19743).

 10.25 Amendment No. 1 to USTrails' 1991 Employee Stock Incentive Plan (incorporated by reference to Exhibit 10.8 to USTrails' Quarterly Report on Form 10-Q for the period ending September 30, 1996, File No. 0-19743).

 10.26 Amendment No. 1 to USTrails' 1993 Stock Option and Restricted Stock Purchase Plan (incorporated by reference to Exhibit 10.9 to USTrails' Quarterly Report on Form 10-Q for the period ending September 30, 1996, File No. 0-19743).

 10.27 Amendment No. 1 to USTrails' 1993 Director Stock Option Plan (incorporated by reference to Exhibit 10.10 to USTrails' Quarterly Report on Form 10-Q for the period ending September 30, 1996, File No. 0-19743).

 10.28 Stock Option Agreement, dated as of August 1, 1996 between USTrails and William J. Shaw (incorporated by reference to Exhibit 10.26 to the Form 8-B filed by the Registrant with the SEC on November 27, 1996, File No. 0-19743).

 10.29 Assumption of Obligations, dated as of November 20, 1996, by the Registrant, assuming the obligations of USTrails under the USTrails Inc. 1991 Employee Stock Incentive Plan, as amended; the USTrails Inc. 1993 Stock Option and Restricted Stock Purchase Plan, as amended; the USTrails Inc. 1993 Director Stock Option Plan, as amended; Warrant Certificates originally issued on December 31, 1991, June 12, and March 2, 1994 to May 16, 1995; and the Stock Option Agreement, dated as of August 1, 1996, between USTrails and William J. Shaw (incorporated by reference to Exhibit 10.27 to the Form 8-B filed by the Registrant with the SEC on November 27, 1996, File No. 0-19743).

 10.30 Employment Agreement, dated as of May 11, 1995, between USTrails and William J. Shaw, and related Standby Letter of Credit, dated September 22, 1995, issued by The Bank of California, N.A., for the benefit of Mr. Shaw, and Letter, dated September 20, 1995, from The Wyatt Company, regarding Mr. Shaw's Employment Agreement (incorporated by reference to
       Exhibit 10.25 to USTrails' Annual Report on Form 10-K for the year ended June 30, 1995, File No. 0-19743).

 10.31 Letter dated June 29, 1996, from William J. Shaw to USTrails, regarding Mr. Shaw's election to receive the Enterprise Bonus payable under his Employment Agreement, and Letter, dated July 8, 1996, from Deloitte & Touche LLP, regarding the computation of the amount of the Enterprise Bonus payable to Mr. Shaw under his Employment Agreement (incorporated by reference to Exhibit 10.30 to USTrails' Annual Report on Form 10-K for the year ended June 30, 1996, File No. 0-19743).

 10.32 Amended and Restated Employment Agreement, dated as of September 10, 1992, among NACO, USTrails, RPI, and William F. Dawson (incorporated by reference to Exhibit 10.49 to USTrails' Annual Report on Form 10-K for the year ended June 30, 1993, File No. 0-19743), and Letter, dated December 1, 1995, from RPI to William F. Dawson, regarding certain compensation arrangements (incorporated by reference to Exhibit 10.4 to USTrails' Quarterly on Form 10-Q for the quarter ended December 31, 1995, File No. 0-19743).

 10.33 Amended and Restated Employment Agreement, dated as of December 2, 1992, among NACO, USTrails and Walter B. Jaccard (incorporated by reference to
       Exhibit 10.1 to USTrails' Quarterly Report on Form 10-Q for the quarter ended December 31, 1992), and amendment dated November 15, 1994 (incorporated by reference to Exhibit 10.30 to USTrails' Annual Report on Form 10-K for the year ended June 30, 1995, File No. 0-19743), and amendment dated December 7, 1995 (incorporated by reference to Exhibit
       10.1 to USTrails' Quarterly Report on Form 10-Q for the quarter ended December 31, 1995, File No. 0-19743).

10.34 Amended and Restated Employment Agreement, dated as of October 21, 1993, between USTrails and Harry J. White, Jr. (incorporated by reference to
       Exhibit 99.3 to USTrails' Quarterly Report on Form l0-Q for the quarter ended September 30, 1993, File No. 0-19743), and amendment dated December 7, 1995 (incorporated by reference to Exhibit 10.2 to USTrails' Quarterly Report on Form 10-Q for the quarter ended December 31, 1995, File No. 0-19743).

10.35  Employment Agreement, dated as of August 31, 1995, between USTrails and
       R. Gerald Gelinas (incorporated by reference to Exhibit 10.32 to USTrails' Annual Report on Form 10-K for the year ended June 30, 1995, File No. 0-19743).

10.36 Indemnification Agreement, dated as of February 18, 1992, between USTrails and Andrew Boas (incorporated by reference to Exhibit 10.23 to USTrails' Annual Report on Form 10-K for the year ended June 30, 1992, File No. 0-19743), and schedule of substantially identical Indemnification Agreements (incorporated by reference to Exhibit 10.33 to USTrails' Annual Report on Form 10-K for the year ended June 30, 1995, File No. 0-19743).

10.37 Indemnification Agreement, dated as of September 1, 1995, between USTrails and William J. Shaw, and schedule of substantially identical Indemnification Agreements (incorporated by reference to Exhibit 10.36 to USTrails' Annual Report on Form 10-K filed with the SEC for the year ended June 30, 1996, File No. 0-19743).

10.38 Indemnification Agreement, dated as of September 1, 1995, between NACO and William J. Shaw, and schedule of substantially identical Indemnification Agreements (incorporated by reference to Exhibit 10.37 to USTrails' Annual Report on Form 10-K filed with the SEC for the year ended June 30, 1996, File No. 0-19743).

10.39 Indemnification Agreement, dated as of May 8, 1991, between USTrails and Donald W. Hair, and schedule of substantially identical Indemnification Agreements (incorporated by reference to Exhibit 10.38 to USTrails' Annual Report on Form 10-K filed with the SEC for the year ended June 30, 1996, File No. 0-19743).

10.40* Indemnification Agreement, dated as of November 20, 1996, between the
       Registrant and William J. Shaw and schedule of substantially identical Indemnification Agreements.

10.41 Lease, dated February 24, 1994, as amended, between Carter-Crowley Properties, Inc. as lessor, and USTrails as lessee, relating to USTrails' offices in Dallas, Texas (incorporated by reference to Exhibit 10.35 to USTrails' Annual Report on Form 10-K for the year ended June 30, 1994, File No. 0-19743).

10.42 Lease, dated October 7, 1987, as amended, between Hardy Court Shopping Center, Inc. as lessor, and NACO as lessee, relating to NACO's offices in Gautier, Mississippi (incorporated by reference to Exhibit 10.36 to USTrails' Annual Report on Form 10-K for the year ended June 30, 1994, File No. 0-19743).

10.43 Grantor Trust Agreement, dated as of September 30, 1991, between Union Bank of California, N.A. (formerly known as The Bank of California, N.A.) and Old Trails (the "Old Trails Trust Agreement") (incorporated by reference to Trails' Annual Report on Form 10-K for the year ended June 30, 1992, File No. 0-9246).

10.44* Supplement No. 1 to Grantor Trust Agreement, dated as of July 16, 1996, by USTrails in favor of Union Bank of California, N.A. (formerly known as The Bank of California, N.A.) supplementing the Old Trails Trust Agreement.

10.45* Supplement No. 2 to Grantor Trust Agreement, dated as of November 20,
       1996, by the Registrant in favor of Union Bank of California, N.A. (formerly known as The Bank of California, N.A.) supplementing the Old Trails Trust Agreement.

10.46 Grantor Trust Agreement, dated as of September 30, 1991, between Union Bank of California, N.A. (formerly known as The Bank of California, N.A.) and NACO (incorporated by reference to Exhibit 10.43 to USTrails' Annual Report on Form 10-K for the year ended June 30, 1992, File No. 0-19743).

10.47 Grantor Trust Agreement, dated May 8, 1991, between USTrails and Texas Commerce Bank, N.A. (the "TCB Trust Agreement") (incorporated by reference to Exhibit 10.41 to USTrails' Annual Report on Form 10-K for the year ended June 30, 1992, File No. 0-19743).

10.48 Supplement and Succession Agreement to Grantor Trust Agreement, dated as of October 13, 1992, among Union Bank of California, N.A. (formerly known as The Bank of California, N.A.), Texas Commerce Bank, National Association, USTrails, and certain beneficiaries under the TCB Trust Agreement (incorporated by reference to Exhibit 10.51 to USTrails' Registration Statement No. 33-571261 on Form S-2, originally filed with the SEC on January 15, 1993, File No. 0-19743).

10.49 Supplement to Grantor Trust Agreement, dated as of November 20, 1996, by the Registrant in favor of Union Bank of California, N.A. supplementing the TCB Trust Agreement (incorporated by reference to Exhibit 10.43 to the Form 8-B filed by the Registrant with the SEC on November 27, 1996, File No. 0-19743).

10.50 Trust Agreement, dated as of July 22, 1992, establishing USTrails' Flexible Benefits Plan Trust Fund (incorporated by reference to Exhibit
       10.45 to USTrails' Annual Report on Form 10-K for the year ended June 30, 1992, File No. 0-19743).

10.51 USTrails Inc. Employee Savings Trust, dated as of July 1, 1994, between USTrails and its subsidiaries and The Bank of California, N.A., as trustee (incorporated by reference to Exhibit 10.42 to USTrails' Annual Report on Form 10-K for the year ended June 30, 1994, File No. 0-19743).

10.52 Tax Allocation Agreement, dated as of September 10, 1992, between USTrails and Resort Parks International (incorporated by reference to
       Exhibit 99.6 to USTrails' Quarterly Report on Form 10-Q for the quarter ended September 30, 1993, File No. 0-19743).

10.53 Tax Allocation Agreement, dated as of July 1, 1991, between USTrails and NACO (incorporated by reference to Exhibit 10.44 to USTrails' Annual Report on Form 10-K for the year ended June 30, 1994, File No. 0-19743).

10.54 Tax Allocation Agreement, dated as of October 29, 1993, between USTrails and Wilderness Management (incorporated by reference to Exhibit 10.46 to USTrails' Annual Report on Form 10-K for the year ended June 30, 1994, File No. 0-19743).

10.55 Sample form of current Membership Contract (incorporated by reference to Exhibit 10.54 to the Company's Annual Report on Form 10-K filed with the SEC for the year ended June 30, 1997, File No. 0-19743).

11.1 Statement re: Computation of Per Share Earnings (incorporated by reference to Exhibit 11.1 to the Company's Annual Report on Form 10-K filed with the SEC for the year ended June 30, 1997, File No. 0-19743).

12.1** Statement of computation of ratio of earnings to fixed charges.

13.1** The Company's Annual Report on Form 10-K for the year ended June 30,
       1997.

13.2** The Company's Proxy Statement for the 1997 Annual Meeting of the
       Company filed on October 3, 1997.

21.1 Subsidiaries of the Registrant (incorporated by reference to Exhibit 11.1 to the Company's Annual Report on Form 10-K filed with the SEC for the year ended June 30, 1997, File No. 0-19743).

23.1*  Consent of Gibson, Dunn & Crutcher LLP (included in Exhibit 5.1).

23.2** Consent of Arthur Andersen LLP.

24.1* Power of Attorney (see signature page of this Registration Statement, as filed on January 7, 1997).

25.1*  Statement of Eligibility of the Trustee on Form T-1.

99.1* Form of Compliance Agreement between the Registrant and Selling Security Holders.

99.2* Supplement to Compliance Agreement between the Registrant and Selling Security Holders.

99.3** Additional Supplement to Compliance Agreement between the Registrant and Selling Security Holders.

______________
*   Previously filed with this Registration Statement.
** Filed herewith.

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